SCHEDULE 14A INFORMATION

                   CONSENT STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Consent Statement
[_] Confidential, for Use of the Commission only (as permitted by rule
    14a-6(e)(2))
[_] Definitive Consent Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to sec. 240.14a-11(c) or Rule 14a-12

                     ATLANTIC COAST AIRLINES HOLDINGS, INC.
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                (Name of Registrant as Specified in Its Charter)

                              MESA AIR GROUP, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:
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   (2) Aggregate number of securities to which transaction applies:
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   (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
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   (4) Proposed maximum aggregate value of transaction:
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   (5) Total fee paid:
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[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1) Amount Previously Paid:
       -------------------------------------------------------------------------

   (2) Form, Schedule or Registration Statement No.:
       -------------------------------------------------------------------------

   (3) Filing Party:
       -------------------------------------------------------------------------

   (4) Date Filed:
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

PRELIMINARY COPY; SUBJECT TO COMPLETION
December 9, 2003

                            -----------------------
                                CONSENT STATEMENT
                                       OF
                              MESA AIR GROUP, INC.
                            -----------------------


To the Stockholders of Atlantic Coast Airlines Holdings, Inc.:

This Consent Statement and the enclosed WHITE consent card are from Mesa Air Group, Inc. ("Mesa," "we" or "us"), for the solicitation by Mesa of written consents from you, the holders of shares of common stock of Atlantic Coast Airlines Holdings, Inc. ("Atlantic Coast"), to take the following actions without a stockholders' meeting, as authorized by Delaware law:

            (1) Remove each member of Atlantic Coast's board and any person (other than those elected by this consent) elected or appointed to the Atlantic Coast board pursuant to a vacancy caused by the removal or resignation of any of the directors from the Atlantic Coast board or any newly-created directorships;

            (2) Elect the nominees described in this Consent Statement to serve as directors of Atlantic Coast (or, if any such nominee is unable to serve as a director of Atlantic Coast, any other person designated as a nominee by the remaining nominee or nominees); and

            (3) Repeal each provision of the Atlantic Coast by-laws or amendments, if any, adopted after August 14, 1998 (the last date the by-laws were filed with the Securities and Exchange Commission ("SEC")) and before the effectiveness of these three proposals.

      This Consent Statement and the enclosed WHITE consent card are first being furnished to Atlantic Coast's stockholders on or about [ ], 2003.

                       Mesa Exchange Offer/Merger Proposal

      On October 6, 2003, Mesa advised the Atlantic Coast board of our intention to enter into a business combination with Atlantic Coast (the "Mesa proposal"). This business combination would have taken the form of either an exchange offer or a merger agreement (the "Mesa exchange offer/merger proposal"), in each case pursuant to which each Atlantic Coast share of common stock would be exchanged for 0.90 of a share of Mesa common stock (subject to adjustment as set forth in Annex IV) (the "Exchange Ratio") in a transaction expected to be tax-free to Atlantic Coast stockholders. Based on the closing prices of shares of Mesa and Atlantic Coast common stock on October 3, 2003, the last trading day before our announcement of our intention to enter into a business combination with Atlantic Coast, an offer to exchange 0.90 of a share of Mesa common stock for each share of Atlantic Coast common stock represented a 25% premium over the price of shares of Atlantic Coast's common stock. Furthermore, an offer to exchange 0.90 of a share of Mesa common stock for each share of Atlantic Coast common stock represented a premium of 35.7% over the average closing price of Atlantic Coast stock between July 28, 2003, the day Atlantic Coast announced its intention to transform itself into a low-fare independent airline, and October 3, 2003.

      The Atlantic Coast board rejected the Mesa proposal and has also taken a number of steps that Mesa believes are designed to hinder our efforts to proceed with this consent solicitation and our ability to proceed with an exchange offer, including inappropiately setting a record date for this consent solicitation, and on October 27, 2003, filing a lawsuit in the United States District Court for the District of Columbia (the "DC Lawsuit") to enjoin Mesa from proceeding with this consent solicitation and from making an exchange offer to the stockholders of Atlantic Coast. Furthermore, on November 18, 2003, Atlantic Coast announced that it had entered into a binding memorandum of understanding with Airbus for a firm order of ten new A319 aircraft; five new A320 aircraft; and leasing commitments from operating lessors for ten additional A319 aircraft, as part of their plan to operate as a low-fare independent airline (the "Airbus MOU"). On November 19, 2003, Mesa announced that, notwithstanding this action by Atlantic Coast, we are moving forward expeditiously with our consent solicitation to replace Atlantic Coast's board. See "Background of this Consent Solicitation" beginning on page [ ]. We also intend to proceed with making an exchange offer, subject to considering the impact of these developments on the value of Atlantic Coast and consequently, on our exchange offer.

      MESA BELIEVES THAT CONSENTING TO EACH OF THE PROPOSALS WILL GIVE THE STOCKHOLDERS OF ATLANTIC COAST THE OPPORTUNITY TO ELECT A BOARD THAT WILL CONSIDER RETURNING ATLANTIC COAST TO ITS HISTORIC BUSINESS STRATEGY OF OPERATING PURSUANT TO REVENUE GUARANTEE CODE SHARE AGREEMENTS WITH MAJOR AIRLINES SERVING HUB NETWORKS.

            MESA RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS

      Approval of each of the proposals ("proposals") requires the affirmative consent of a majority of the outstanding shares of Atlantic Coast common stock. Both proposals 1 and 2 must be approved for either of them to be effective. Proposals 1 and 2 may be adopted and become effective independent of proposal 3, and proposal 3 may be adopted and become effective independent of proposals 1 and 2. The purpose of the proposals is to elect the nominees to the Atlantic Coast board. The nominees, if elected to the Atlantic Coast board, are expected to act in the best interest of Atlantic Coast stockholders. The nominees are independent persons who are not affiliated with Mesa and who believe that, to the extent taking such action is consistent with their fiduciary duties: (i) Atlantic Coast should be returned to its historic business strategy of operating pursuant to revenue guarantee code share agreements with major airlines serving hub networks; (ii) Atlantic Coast should consider, and if appropriate, negotiate a business combination transaction with Mesa or any other party; and (iii) if appropriate, any impediments to the ability of Atlantic Coast stockholders to consider any business combination transaction with Mesa or any other party should be removed.

                 WHY DO YOU NEED TO CONSENT TO THESE PROPOSALS?

      Mesa believes that the current Atlantic Coast business strategy to operate as an independent low-fare airline hurts the value of Atlantic Coast. The current directors have recently determined to abandon Atlantic Coast's profitable strategy of operating as a regional airline pursuant to revenue guarantee code share agreements with major airlines serving hub networks. According to airline industry analysts, Atlantic Coast's strategy has never been successfully implemented by a domestic air carrier operating primarily with regional jets. The value of Atlantic Coast common stock dropped 33.8% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline, and July 29, 2003, the day after such announcement. The value of Atlantic Coast common stock dropped 15% between July 25, 2003 and October 3, 2003, the last full trading day prior to our announcement of our intention to acquire Atlantic Coast. The value of Mesa common stock increased 27.6% between July 25, 2003 and October 3, 2003. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      If elected to the Atlantic Coast board, we believe that the nominees will, to the extent taking such action is consistent with their fiduciary duties:

   1. Return Atlantic Coast to its historic business strategy of operating pursuant to revenue guarantee code share agreements with major airlines serving hub networks. In that regard, they intend to:

         o review the Airbus MOU to determine if it can be rescinded or terminated and the consequences thereof;

         o consider an agreement with United Air Lines, Inc. ("United Airlines") on terms substantially comparable with the non-binding memorandum of understanding Mesa entered into with United Airlines on November 12, 2003 (the "United MOU") and described under "Mesa Strategic Plans" beginning on page [ ]; and

         o attempt to solidify a code share relationship with Delta Air Lines, Inc. ("Delta Air Lines") on commercially reasonable terms satisfactory to all parties.

   2. Consider and, if appropriate, negotiate a business combination transaction with Mesa or any other party. In that regard, they intend to:

         o attempt to minimize any damages arising from the entering into and/or termination of the Airbus MOU;

         o allow Mesa to proceed with an exchange offer (which we have indicated we are still committed to making); and

         o if Mesa has not already commenced an exchange offer, promptly enter into discussions with Mesa with respect to a business combination transaction.

   3. Remove impediments to the consideration by Atlantic Coast stockholders of any appropriate business combination transaction, including either an exchange offer or a merger with Mesa or any other party, if appropriate, by:

         o considering, to the extent that it is in the best interest of the Atlantic Coast stockholders, taking action to remove the impediments to the consummation of an exchange offer or a merger proposal from Mesa and any alternative proposals arising pursuant to that certain Rights Agreement, dated as of January 27, 1999, between Atlantic Coast and Continental Stock Transfer & Trust Company, referred to herein as the "poison pill"; and

         o considering taking action to exempt an exchange offer or a merger proposal from Mesa, or any other alternative transaction that they believe to be in your best interest, from the restrictions of
            Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law").

    ACT NOW TO PROTECT YOUR INVESTMENT AND YOUR RIGHT TO DECIDE THE BUSINESS
                       STRATEGY EMPLOYED BY ATLANTIC COAST

      As of October 10, 2003, Mesa was the beneficial owner of 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares as of November 1, 2003. According to Atlantic Coast's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as of November 1, 2003, there were 45,333,310 shares of Atlantic Coast common stock outstanding. On December [9], 2003, Mesa, in its capacity as a record holder of Atlantic Coast common stock, requested that the Atlantic Coast board fix a proper record date. If the Atlantic Coast board does not set a new record date in accordance with our request, the record date for the solicitation will be the date on which the first signed consent is delivered to Atlantic Coast. We intend to notify you by press release as promptly as possible of the actual record date when determined.

      YOUR CONSENT IS IMPORTANT! TO CONSENT TO OUR PROPOSALS PLEASE DO THE
FOLLOWING:

      o  PROMPTLY SIGN AND RETURN THE ENCLOSED WHITE CONSENT CARD

      o  DO NOT RETURN ANY CARD SENT TO YOU BY ATLANTIC COAST MANAGEMENT

      If your shares of Atlantic Coast common stock are held in your own name, please sign, DATE and mail the enclosed WHITE consent card today in the postage-paid envelope provided or mail the completed card to MacKenzie Partners, Inc. ("MacKenzie") at the address below.

      If your shares of Atlantic Coast common stock are held in "Street-Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the WHITE consent card on your behalf. Mesa urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mesa in care of MacKenzie at the address set forth below so that Mesa will be aware of all instructions given and can attempt to ensure that such instructions are followed.

      IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR CONSENT, PLEASE WRITE TO OR CALL:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                                 (212) 929-5500
                         Call Toll-Free: (800) 322-2885

      IF YOU DO NOTHING, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSALS. THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED IN ORDER TO REMOVE AND REPLACE THE CURRENT DIRECTORS OF ATLANTIC COAST.

              QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

Q:    WHO IS MAKING THE SOLICITATION?

A: Mesa. Mesa is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. Mesa currently operates 151 aircraft with 982 daily system departures to 155 cities in 39 states, the District of Columbia, Canada, Mexico and the Bahamas. Mesa operates in the West and Midwest as America West Express; in the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. As of October 10, 2003, Mesa was the beneficial owner of 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares as of November 1, 2003.

Q:    WHAT ARE WE ASKING YOU TO CONSENT TO?

A: You are being asked to consent to three proposals in order to replace Atlantic Coast's current directors with independent persons who are not affiliated with Mesa and who have indicated they will act in your best interest.

Q:    WHY ARE WE SOLICITING YOUR CONSENT?

A: We are soliciting your consent because we believe that the current members of the Atlantic Coast board have embarked on a misguided strategy that has contributed to a steep decline in the value of Atlantic Coast's common stock and therefore have failed to act in your best interest. Mesa believes this is the case based on the following:

      o Atlantic Coast has announced its intention to transform itself from a regional airline operating pursuant to revenue guarantee code share relationships with major airlines serving hub networks to an independent low-fare airline. According to airline industry analysts, (i) this strategy has never been successfully implemented by a domestic air carrier which operates primarily with regional jets and (ii) Atlantic Coast faces significant challenges in establishing reservations, sales and marketing functions and in generating sufficient revenue while operating regional jets with limited passenger capacity.

      o We believe Atlantic Coast's announced strategy to operate as an independent low-fare airline has contributed to a loss of value of 33.8% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline and July 29, 2003, the day after such announcement. Furthermore, the value of Atlantic Coast common stock dropped 15% between July 25, 2003 and October 3, 2003, the last full trading day prior to our announcement of our intention to acquire Atlantic Coast. During the period from July 25, 2003 through October 3, 2003, the value of Mesa's common stock increased 27.6%. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      o The current Atlantic Coast board rejected the Mesa proposal even though Mesa stated in correspondence with the Chief Executive Officer and directors of Atlantic Coast that Mesa was interested in a business combination with Atlantic Coast that would provide a significant premium to you and that Mesa was willing to negotiate the terms and structure of any such business combination with the Atlantic Coast board.

      o Atlantic Coast announced it entered into the Airbus MOU, creating further impediments to your ability to make your own decision regarding the future of Atlantic Coast's business, an exchange offer or merger proposal by Mesa and any other business combination transaction.

Q:    WHO ARE THE NOMINEES?

A: The nominees are Nathaniel A. Davis, Andre V. Duggin, Theodore F. Kahan, James R. Link, David T. McLaughlin, Peter F. Nostrand and Archille R. Paquette. The nominees are independent persons who are not affiliated with Mesa. The principal occupation and business experience of each nominee is set forth in this Consent Statement under the section entitled "Additional Information Regarding our Proposals" beginning on page [ ], which we urge you to read. We believe you are entitled and it is in your best interest to give the nominees a chance to review the current strategy embarked on by the current Atlantic Coast board and an opportunity to maximize stockholder value.

Q:    WHY SHOULD ATLANTIC COAST COMBINE WITH MESA?

A: If the current board of directors are replaced as a result of this Consent Statement, the new board will consider, if appropriate, an exchange offer or merger proposal from Mesa. We believe that an exchange offer or merger proposal made by Mesa should be attractive to Atlantic Coast stockholders for the following reasons:

      o according to airline industry analysts, the outlook of Atlantic Coast on a stand-alone basis is not favorable due to the strategic decision by Atlantic Coast's current directors to abandon its profitable strategy of operating as a regional airline pursuant to revenue guarantee code share relationships with major airlines serving hub networks and transform itself into an independent low-fare airline;

      o if we successfully complete the offer, you will hold shares in a larger combined company:

            o which we believe will have greater access to capital to pursue strategic growth opportunities than would Atlantic Coast on a stand-alone basis;

            o which we believe will become the leading regional airline in the United States; and

            o which we believe will create an enhanced capital structure and a more liquid market for its shares than Atlantic Coast on a stand-alone basis; and

      o you will have the opportunity to continue to participate in Atlantic Coast's growth through your ownership of shares of Mesa common stock. Moreover, we expect that Mesa will be better positioned than Atlantic Coast on a stand-alone basis to develop and exploit Atlantic Coast's assets and partnerships.

      These benefits can be realized only upon the consummation of an exchange offer or merger transaction with Mesa. We cannot give any assurance that these benefits will be achieved or realized in the near term, or at all. We recommend that you approve the 3 proposals contained in this Consent Statement so that the nominees can be seated as directors of Atlantic Coast and consider an exchange offer or merger proposal from Mesa and any alternative transaction that may be in your best interest. Mesa is considering the effects of the Airbus MOU on the value of Atlantic Coast, but continues to be committed to making an exchange offer. For a description of certain terms of our exchange offer, a discussion of the Exchange Ratio as a result of the Airbus MOU and other information related to the exchange offer, see Annex IV.

Q:    WHO CAN CONSENT TO THIS MATTER?

A: If you owned shares of Atlantic Coast common stock on the record date, you have the right to consent to the proposals.

      Section 2.8 of the Atlantic Coast by-laws and Section 213 of the Delaware General Corporation Law ("DGCL") provide that any stockholder seeking to have the stockholders of Atlantic Coast authorize or take action by written consent is required to request that the Atlantic Coast board fix a record date. The Atlantic Coast board is required to promptly, but in all events within 10 days after the date on which the request is received, adopt a resolution fixing the record date for the solicitation (which may not be more than 10 days after the date of the resolution). If the Atlantic Coast board does not fix a record date within 10 days after the receipt of the request, the record date for the solicitation will be the date on which the first signed consent is delivered to Atlantic Coast.

      On October 23, 2003, the Atlantic Coast board announced that it set October 23, 2003 as the record date for the solicitation made hereby and that it had received the first written consent in connection with the solicitation made hereby. This announcement was made not withstanding the fact that Mesa had not requested that a record date be set. On October 29, 2003, Mesa filed a lawsuit in the Court of Chancery of the State of Delaware (the "Delaware Lawsuit") seeking to require the Atlantic Coast board to comply with the proper procedures under Delaware law and the Atlantic Coast by-laws with respect to (i) fixing a record date for this consent solicitation and (ii) commencing the 60-day solicitation period. The Delaware Lawsuit alleges that the action taken by the Atlantic Coast board to set a record date of October 23, 2003, manipulates the proxy solicitation process and impedes your ability to exercise your voting rights and may impede your right to receive superior value for your shares. On November 25, 2003, Atlantic Coast announced that the consent it received on October 23, 2003 had been revoked and that therefore the 60-day consent solicitation period has not yet commenced. Further, on December 2, 2003, the day before the Delaware Court of Chancery was scheduled to determine if the Atlantic Coast directors had breached their fiduciary duty, Atlantic Coast announced (i) the cancellation of the October 23, 2003 record date it had previously set in connection with Mesa's consent solicitation and (ii) that a new record date for Mesa's consent solicitation has not been established.

      On December [9], 2003, Mesa, in its capacity as a record holder of Atlantic Coast common stock, requested that the Atlantic Coast board fix a proper record date. If the Atlantic Coast board, within 10 days of the Mesa request, does not set a new record date in accordance with our request, the record date for the solicitation will be the date on which the first signed consent is delivered to Atlantic Coast. We intend to notify you by press release as promptly as possible of the actual record date when determined.

Q:    WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

A: Section 228 of the DGCL requires that, in order for the proposals to be adopted, Atlantic Coast must receive written consents signed by a sufficient number of stockholders to adopt the proposals within 60 days of the date of the earliest dated consent delivered to Atlantic Coast. Although Mesa had not yet commenced this consent solicitation, on October 23, 2003, Atlantic Coast announced that it had received the first signed consent. As described above, Mesa has filed the Delaware Lawsuit to (i) require that Atlantic Coast set a proper record date and (ii) establish the appropriate date for commencement of the 60-day solicitation period. On November 25, 2003, Atlantic Coast announced that the consent it received on October 23, 2003 had been revoked and that therefore the 60-day consent solicitation period has not yet commenced.

      Mesa, in its capacity as a record holder of Atlantic Coast common stock, intends to sign a consent in favor of the proposals as of the record date. We expect to deliver this consent to Atlantic Coast immediately after a proper record date for our consent solicitation has been set, or if the Atlantic Coast board does not set a record date, 10 days after the date of Mesa's request for a proper record date. We will inform you by press release of the date the earliest dated consent delivered to Atlantic Coast was signed once such information becomes available to us. Atlantic Coast stockholders will have 60 days from such date to consent to our proposals. Because the proposals will become effective upon our delivery to Atlantic Coast of valid and unrevoked consent cards totaling more than 50% of the outstanding shares of common stock as of the record date, and because this may occur before the expiration of the 60-day period, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count.

Q:    HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PROPOSALS TO EFFECT THEM?

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

A: We must receive the consents of a majority of Atlantic Coast's shares of common stock outstanding on the record date in order for the proposals to be adopted. As of November 1, 2003, Atlantic Coast had 45,333,310 shares of common stock outstanding. Based on publicly available information, we are not aware of any change in the number of outstanding shares of Atlantic Coast common stock. Assuming that the number of outstanding shares of Atlantic Coast common stock is 45,333,310, the consent of at least 22,666,656 shares is necessary to effect the proposals. Abstentions, failures to execute and return a consent and broker non-votes will have the same effect as withholding consent. Mesa owns beneficially 1,603,529 shares of Atlantic Coast common stock, which it intends to vote in favor of the proposals. Consequently, we estimate that at least 21,063,127 additional shares will need to consent to the proposals in order for them to be adopted. However, the actual number of consents necessary to effect the proposals will depend on the actual facts as they exist on the record date.

Q:    WILL PROPOSAL 1 BE EFFECTIVE IF PROPOSAL 2 IS NOT ALSO ADOPTED?

A: No. In order for either proposal 1 or proposal 2 to be effective, both must be adopted by the Atlantic Coast stockholders. In other words, a vote to remove the present board will not be effective unless the nominees also are elected. Proposals 1 and 2 may be adopted and become effective independent of proposal 3, and proposal 3 may be adopted and become effective independent of proposals 1 and 2.

Q:    WHAT SHOULD YOU DO TO CONSENT?

A: Sign, DATE and return the enclosed WHITE consent card TODAY to MacKenzie in the envelope provided. In order for your consent to be valid, it must be dated.

Q: IF YOU CONSENT TO THE PROPOSALS, ARE YOU ACCEPTING EITHER AN EXCHANGE OFFER OR A MERGER PROPOSAL?

A: No. If the proposals are adopted, the nominees will consider, in their independent judgment and good faith, taking action to provide you with the opportunity to make your own decision regarding any exchange offers or merger proposals from Mesa (which we have indicated we are still committed to making) and any alternative proposals.

Q: HOW DOES SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW AFFECT MESA'S ABILITY TO CONSUMMATE AN EXCHANGE OFFER OR MERGER TRANSACTION?

A: Atlantic Coast is subject to the Delaware anti-takeover law, which provides that certain business combinations, including the transactions contemplated by an exchange offer or merger proposal by Mesa, between a Delaware corporation whose stock is traded on the Nasdaq Stock Market, Inc. (the "NASDAQ"), such as Atlantic Coast, and an interested stockholder (generally defined as a stockholder who beneficially owns 15% or more of a Delaware corporation's voting stock) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless certain exceptions apply.

      If elected to the Atlantic Coast board, we believe that the nominees will consider taking board action to exempt an exchange offer or merger proposal from Mesa, or any other proposed transaction that they believe to be in your best interest, from the restrictions of the Delaware anti-takeover law.

Q: WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE CONSUMMATION OF AN EXCHANGE OFFER FROM MESA?

A: If Mesa commences an exchange offer with respect to Atlantic Coast, such transaction will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date that number of shares of Atlantic Coast common stock so that, after the completion of the exchange offer, Mesa owns a majority of the then outstanding shares of Atlantic Coast common stock on a fully-diluted basis; (ii) the registration statement pursuant to which Mesa will offer its common stock to Atlantic Coast stockholders being declared effective by the SEC; (iii) the shares of Mesa common stock to be issued in an exchange offer by Mesa being approved for listing on the NASDAQ; (iv) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Improvements Act of 1976 and any other applicable laws and regulations; (v) the approval of an amendment to Mesa's articles of incorporation to increase its authorized share capital and the approval of the issuance of shares of Mesa common stock pursuant to the exchange offer by the stockholders of Mesa; (vi) Atlantic Coast's board of directors redeeming the poison pill or our being satisfied, in our sole discretion, that the poison pill has been invalidated or amended so as not to be applicable to the exchange offer or subsequent merger; (vii) the absence of any event that would be expected to have an adverse effect on Atlantic Coast such that, regardless of the circumstances, in our good faith judgment, it would be inadvisable to proceed with the exchange offer;
      (viii) Mesa being satisfied, in its sole discretion, that, after the consummation of an exchange offer, the provisions of the Delaware anti-takeover law would not prohibit for any period of time, or impose any voting requirements in excess of majority stockholder approval with respect to, a subsequent business combination; (ix) Mesa having entered into an agreement with United Airlines regarding Atlantic Coast's code share agreement substantially consistent with the terms of the United MOU;
      (x) Delta Air Lines not having terminated, or notified Atlantic Coast or Mesa that it intends to terminate, its code share agreement with Atlantic Coast (other than for performance) and/or having entered into a new code share agreement with Atlantic Coast on commercially reasonable terms acceptable to the parties and (xi) the absence of legal or other impediments to the consummation of the exchange offer or subsequent merger.

Q:    WHO SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

A:    Please call MacKenzie toll free at (800) 322-2885.


                    REASONS FOR THE SOLICITATION OF CONSENTS

      Mesa is soliciting your consent to the proposals because we believe that the current members of the Atlantic Coast board have embarked on a misguided strategy that has contributed to a steep decline in the value of Atlantic Coast's common stock and therefore have failed to act in your best interest. Mesa believes this is the case based on the following:

      o Atlantic Coast has announced its intention to transform itself from a regional airline operating pursuant to revenue guarantee code share relationships with major airlines serving hub networks to an independent low-fare airline. According to airline industry analysts, (i) this strategy has never been successfully implemented by a domestic air carrier which operates primarily with regional jets and (ii) Atlantic Coast faces significant challenges in establishing reservations, sales and marketing functions and in generating sufficient revenue while operating regional jets with limited passenger capacity.

      o We believe Atlantic Coast's announced strategy to operate as an independent low-fare airline has contributed to a loss of value of 33.8% between July 25, 2003, the last trading day prior to Atlantic Coast's announcement of its intention to become an independent low-fare airline and July 29, 2003, the day after such announcement. Furthermore, the value of Atlantic Coast common stock dropped 15% between July 25, 2003 and October 3, 2003, the last full trading day prior to our announcement of our intention to acquire Atlantic Coast. During the period from July 25, 2003 through October 3, 2003, the value of Mesa's common stock increased 27.6%. You are urged to obtain current market quotations for Mesa and Atlantic Coast common stock.

      o The current Atlantic Coast board rejected the Mesa proposal even though Mesa stated in correspondence with the Chief Executive Officer and directors of Atlantic Coast that Mesa was interested in a business combination with Atlantic Coast that would provide a significant premium to you and that Mesa was willing to negotiate the terms and structure of any such business combination with the Atlantic Coast board.

      o Atlantic Coast announced it entered into the Airbus MOU, creating further impediments to your ability to make your own decision regarding the future of Atlantic Coast's business, an exchange offer or merger proposal by Mesa and any other business combination transaction.

      Therefore, we believe that all the current directors should be removed and replaced with a board that will consider returning Atlantic Coast to its historic business strategy of operating pursuant to revenue guarantee code share agreements with major airlines serving hub networks. Mesa believes that the adoption of the proposals will accomplish this goal.

                     BACKGROUND OF THIS CONSENT SOLICITATION

      A number of developments and opportunities have led to our decision to undertake this consent solicitation at the present time. We believe that the removal of the current Atlantic Coast board of directors and the election of the nominees as directors of Atlantic Coast will be beneficial to the stockholders of Atlantic Coast. By consenting to the 3 proposals contained in this Consent Statement, Atlantic Coast stockholders will be electing directors who will consider returning Atlantic Coast to its historically profitable business strategy of operating as a regional airline pursuant to revenue guarantee code share agreements with major airlines serving hub networks, as well as the removal of any impediments to the consideration of a business combination transaction with Mesa or other strategic partners. We believe that if the nominees enter into a business combination transaction with Mesa, Atlantic Coast stockholders would receive a premium for their shares and would hold shares of a combined company that would have:

   o a potential to realize synergies, cost savings and risk diversification opportunities;

   o  a potential for increased operational efficiency and flexibility; and

   o  a potential to provide lower costs to strategic partners.

      The combined company is expected to increase its profitability through operating and scale synergies, including the consolidation of certain corporate, administrative, operational and support functions. Cost savings will reflect the realization of cost reduction opportunities and efficiencies through the ability to consolidate separate stand-alone operations into a single entity. While we expect that there will be cost savings and synergies as a result of a business combination transaction with Atlantic Coast, we cannot at this time estimate such amounts or can give any assurance that such cost savings and synergies will be realized.

      The combined company is expected to benefit from the scale of a larger organization. Scale offers potential benefits in many areas, including:

      o  greater financial strength;

      o  increased logistical and operational efficiencies;

      o  decreased maintenance costs per aircraft;

      o  an enhanced ability to finance aircraft deliveries;

      o  an increased ability to attract airline partners; and

      o  an enhanced ability to attract and retain strong management.

      We believe the increased scale of the combined company, and the benefits in the areas mentioned above, could result in greater efficiency and an enhanced potential for revenue growth. The combined company is expected to have partnerships with five airlines, which results in decreased risk and increased revenue opportunities for the combined company. If the combined company achieves greater efficiency and lower costs through the realization of the factors described above, the combined entity will have the potential to provide lower costs to its strategic partners, as well as be able to be more competitive with respect to pricing when seeking new opportunities. In addition, the United MOU gives both Mesa and Atlantic Coast the ability to increase revenue through the substitution of 30 70-seat RJ70s for a like number of 50-seat RJ50s and the delivery of up to 20 additional RJ70s. While we expect that we will be able to realize enhanced revenues, no assurance can be given that we will actually be able to do so.

     These benefits cannot be realized unless a Mesa/Atlantic Coast business combination transaction is consummated. We cannot give any assurance that these benefits will be achieved or realized in the near term, or at all.

      Immediately following Atlantic Coast's announcement of a change in business strategy, to establish an independent low-fare airline on July 28, 2003, Mesa contacted Richard Surratt, Atlantic Coast's Chief Financial
Officer expressing our interest in acquiring any RJs that would become surplus to Atlantic Coast's needs as a result of their change in strategy. Mesa was informed by Atlantic Coast that their RJs were "part & parcel" of their new strategy and therefore they had no surplus RJs. Atlantic Coast, however, did mention that it has some surplus turboprops but thought that they would not be of any interest to Mesa.

      Again on August 5, 2003, through a financial intermediary, Mesa approached Atlantic Coast to explore the idea of Mesa purchasing Atlantic Coast's operations with respect to United Airlines (aircraft, gates and other support materials). Once again, Atlantic Coast informed Mesa that Atlantic Coast had no interest in parting with any portion of its fleet or gates.

      Our board of directors determined at a telephonic meeting held on October 3, 2003 that it was in the best interest of Mesa and its stockholders to proceed with the Mesa exchange offer/merger proposal. The board authorized us to propose the business combination through an offer in which Atlantic Coast's common stockholders would be offered 0.90 of a share of Mesa common stock for each share of Atlantic Coast common stock they own. The exchange for Mesa common stock was expected to be tax-free to Atlantic Coast stockholders.

      In announcing the Mesa proposal, our board believed that greater value could be achieved for both Mesa and Atlantic Coast stockholders by combining Mesa's financial strength, management experience and business strategy with Atlantic Coast's attractive assets and operations. In the Mesa board's judgment, with our larger asset base, earnings potential and cash flow, the combined company would have more efficient access to capital and improved operations to execute its strategic plans.

      On October 6, 2003, Jonathan G. Ornstein, Mesa's Chief Executive Officer, delivered a letter to Atlantic Coast's Chairman and Chief Executive Officer, Kerry B. Skeen, and Atlantic Coast's board of directors, outlining our intention to enter into a business combination transaction with Atlantic Coast and indicating that we were prepared to be flexible on deal terms and structure. Simultaneously, we issued a press release disclosing to the public the Mesa proposal and its material terms. The following is the text of Mr. Ornstein's letter to Mr. Skeen and the Atlantic Coast board of directors:

--------------------------------------------------------------------------------

                                 October 6, 2003


    Mr. Kerry B. Skeen
    Chairman and Chief Executive Officer
    Atlantic Coast Airlines Holdings, Inc.
    45200 Business Court
    Dulles, Virginia  20166

    Dear Kerry,

             I tried to reach you this morning to tell you first hand about our intentions. Mesa Air Group, Inc. ("Mesa Air") believes that a combination with Atlantic Coast Airlines Holdings, Inc. ("ACA" or the "Company") is compelling and in the best interests of both companies, our respective shareholders, employees and customers. While we have reviewed only publicly available data to this point, we are prepared to move forward promptly with a business combination between the two companies.

             Accordingly, Mesa Air is seeking to enter into an agreement with ACA to acquire all the outstanding stock of ACA in a tax-free transaction whereby Mesa Air would issue 0.9 of a share of its common stock for each ACA share. Based on our closing share price of $12.55 and based on ACA's closing share price of $9.02 on October 3, 2003, our offer represents a premium to your shareholders of 25% over the current value of their shares. This price also represents a premium of 35% over the average closing price of ACA since late July, and we believe shares in the combined company will provide exceptional future value to the ACA shareholders.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

             There are clear strategic benefits. A combination would form the basis to leverage each company's assets, franchise, partners and management expertise to better position the combined company in today's competitive marketplace. It is clear that such a transaction would enable us to service the needs of our airline partners more efficiently and profitably. If we can realize only a small portion of the potential strategic benefits, we believe our combined earnings could improve by over 25%. Furthermore, our focus will remain in the business of providing cost effective regional feed for our airline partners.

             Our proposal will be subject to only customary conditions, including among others, obtaining necessary regulatory approvals, the redemption of the ACA Right's Plan in accordance with its terms, the completion of satisfactory due diligence, negotiation of definitive agreements and necessary shareholder approvals.

             Although we are offering a full and fair price to ACA shareholders, we may have flexibility on deal terms and structure if you are willing to work with us towards consummating a transaction. In connection with our proposal, we have retained Cadwalader, Wickersham & Taft LLP as counsel and Merrill Lynch & Co. as financial advisor.

             In light of the compelling benefits to our respective shareholders and the materiality of this proposal, we are publicly releasing the text of this letter. Our strong preference would be to work with you to reach a mutually acceptable transaction. I would be happy to meet with you or to meet with your Board at its convenience to discuss in greater detail our thoughts with respect to a possible business combination and the future role that you and your management team would have in the combined entity. I look forward to hearing from you or one of your representatives as soon as possible.

                                             Sincerely,

                                             /s/ Jonathan G. Ornstein
                                             ------------------------
                                             Jonathan G. Ornstein
                                             Chairman of the Board & Chief
                                               Executive Officer


    cc:  Board of Directors, ACA
--------------------------------------------------------------------------------

      On October 6, 2003, Atlantic Coast issued a press release confirming that it had received the letter from Mr. Ornstein containing the Mesa proposal. The press release claimed that Atlantic Coast's board of directors was considering the Mesa proposal, and indicated that Atlantic Coast was continuing with the implementation of its plans to operate as an independent low-fare airline.

      On October 14, 2003, Mr. Ornstein wrote a second letter to the Atlantic Coast board of directors expressing our disappointment and asking your board to remove the poison pill so we could make a proposal directly to you. A copy of Mr. Ornstein's letter dated October 14, 2003, is set forth below.

--------------------------------------------------------------------------------

                                                       October 14, 2003

Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      We are very disappointed that we have not received a response from Mr. Skeen or the Board of Directors of Atlantic Coast Airlines Holdings, Inc. ("ACA") to our letter of October 6, 2003 outlining an acquisition proposal for
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ACA. Specifically, we proposed that Mesa Air Group, Inc. ("Mesa") acquire all of the outstanding stock of ACA in a tax-free transaction whereby Mesa would issue
0.9 of a share of its common stock for each ACA share of common stock. We now feel compelled to direct this proposal to the ACA board of directors.

      We have made a full and fair proposal to merge with ACA based on a proven strategy of long-term profitability. Our focused business model, based on revenue-guarantee codeshare relationships with major airlines serving hub networks, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have greater access to capital to fund our combined growth. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide lower cost services; our shareholders an enhanced capital structure. Consequently, we believe that both Mesa and ACA shareholders, who would receive shares of Mesa common stock in the transaction, will benefit from our successful execution of the merger.

      We and our advisors are prepared to send you a merger agreement and promptly sit down to discuss all aspects of our current thinking on the terms and structure of the transaction. We are committed to working with you to negotiate a definitive agreement and to complete this transaction as soon as practicable thereafter.

      Although it is our desire to enter into direct discussions about this transaction with you, because Mr. Skeen has not responded to my letter, we are now taking steps to give ACA shareholders the opportunity to replace existing directors with those who are committed to fairly considering our offer or any similarly attractive alternative that they believe is in the best interests of ACA shareholders. As you know, ACA currently has in place a "poison pill" which effectively prevents us from consummating an exchange offer directly with your shareholders. We therefore urge you to remove the "poison pill" and allow your shareholders the opportunity to voice their opinion on this transaction.

      Because we have not yet received a response to our proposal, we are filing with the Securities and Exchange Commission the necessary documents to commence a shareholder consent solicitation to replace ACA's current Board of Directors with independent directors who we believe will give fair consideration to our attractive proposal. We also intend to file with the SEC an offer to exchange Mesa shares directly with ACA shareholders.

                                        Sincerely,


                                       /s/ Jonathan G. Ornstein
                                       ------------------------
                                       Jonathan G. Ornstein
                                       Chairman of the Board & Chief Executive
                                         Officer

--------------------------------------------------------------------------------

      On October 14, 2003, Atlantic Coast issued a press release advising you to take no action in response to our announcement of our intent to commence the Mesa exchange offer/merger proposal. The press release claimed that Atlantic Coast's board of directors would consider the Mesa exchange offer/merger proposal.

      On October 23, 2003, Atlantic Coast (i) issued a press release announcing that its board of directors had decided to reject our offer and reaffirmed its strategy to establish a new, independent low-fare airline, (ii) filed with the SEC a preliminary proxy statement urging you to reject the proposals set forth in this Consent Statement and (iii) issued a press release announcing that it has set October 23, 2003 as the record date for the solicitation made hereby and that it had received the first written consent in connection with the solicitation made hereby.

      On October 24, 2003, Mesa issued a press release in response to the Atlantic Coast announcement that its board of directors had rejected our acquisition proposal, reaffirming our commitment to the validity, prudence and sufficiency of our acquisition proposal, as well as acknowledging our disappointment in the management and board of directors of Atlantic Coast.

      On October 27, 2003, Atlantic Coast filed the DC Lawsuit alleging that Mesa has made materially false and misleading statements and omissions in violation of the federal securities laws in connection with its proposed consent solicitation and potential exchange offer. Atlantic Coast's complaint alleges, among other things, that (i) Mesa failed to disclose United Airlines as a participant in its consent solicitation and proposed transaction; (ii) Mesa's bid to acquire all of Atlantic Coast's outstanding stock is motivated by its desire to use Atlantic Coast's cash on hand to resolve Mesa's difficulties in obtaining financing for additional aircraft purchases; (iii) Mesa Chief Executive Officer Jonathan Ornstein and other Mesa insiders sold a substantial number of Mesa shares in September 2003, shortly before Mesa announced its takeover bid of Atlantic Coast; (iv) other stock transactions produced short-swing profits subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires a corporate insider to disgorge any profit from such transactions; (v) Mesa's directors, who have determined that an acquisition of Atlantic Coast would be in Mesa's best interest and are proposing a transaction in which the stockholders of Atlantic Coast would receive shares of Mesa common stock, are not sufficiently independent and have engaged in self-dealing; and (vi) several of Mesa's nominees to Atlantic Coast's board of directors are subject to conflicts of interest that would impair their ability to fulfill their fiduciary obligations to Atlantic Coast.

      Atlantic Coast in its complaint seeks to (i) obtain a declaration that Mesa's Consent Statement as well as our other statements in conjunction with our proposed consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9; (ii) obtain a declaration that Mesa's Consent Statement as well as our other statements in conjunction with our proposed consent solicitation and exchange offer violate Section 14(e) of the Exchange Act; (iii) require Mesa to correct our alleged material misstatements and omissions; (iv) enjoin Mesa from disseminating our Consent Statements and from making material misstatements or omissions; and (v) enjoin Mesa from making a proxy consent solicitation and/or tender offer to Atlantic Coast's stockholders. We believe the Atlantic Coast lawsuit is without merit, and we intend to contest the allegations set forth in Atlantic Coast's complaint.

      On October 29, 2003, Mesa filed the Delaware Lawsuit seeking to require the Atlantic Coast board to comply with the proper procedures under Delaware law and the Atlantic Coast by-laws with respect to (i) fixing a record date for this consent solicitation and (ii) commencing the 60-day solicitation period. The Delaware Lawsuit alleges that the action taken by the Atlantic Coast board to set a record date of October 23, 2003 impedes your ability to exercise your voting rights and may impede your right to receive superior value for your shares.

      On October 31, 2003, Mesa asked Atlantic Coast for its stockholder list and security position listing in order to communicate with stockholders and to distribute this Consent Statement to the Atlantic Coast stockholders.

      On November 13, 2003, Mr. Ornstein wrote another letter to the Atlantic Coast board of directors asking your board to not take any action that would make it more difficult or expensive for you to consider an exchange offer or merger proposal by Mesa. A copy of Mr. Ornstein's letter, which we released publicly, dated November 13, 2003, is set forth below.

--------------------------------------------------------------------------------

                                November 13, 2003


Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      As you are aware, we announced yesterday that we have entered into a memorandum of understanding (MOU) with United Air Lines, Inc. ("United Airlines") which provides that Mesa Air will provide or cause Atlantic Coast Airlines Holdings, Inc. ("ACA") to provide for the operation of regional jet and turboprop aircraft in code-share service under the United Express mark in the event that Mesa Air is successful in its acquisition of ACA. If Mesa Air's nominees are elected pursuant to our consent solicitation, they will have the right to consider the proposal set forth in the above mentioned MOU.

      Your stockholders are in a truly unique position today. Very rarely are the stockholders of a publicly held corporation offered such a stark and contrasting choice of strategic courses. One vision, as articulated by your management, is to sever the historically stable and profitable relationship with UAL enjoyed by ACA as an alliance partner and pursue the course of a "startup", low cost air carrier with all risks attendant thereto. Your management's actions ignore, in our opinion, conclusions of leading Wall Street financial analysts who consider the financial projections to be questionable. Another vision, represented by Mesa's proposal, is to return ACA to what it has done best: provide high quality regional air service to major airlines under long-term revenue guaranty agreements. From our vantage point, the choice is straightforward and simple.

      We believe that your stockholders are entitled to decide the future of a company in this situation. Accordingly, in our opinion, any action taken by you to impede the ability of your stockholders to make this fundamental choice or to receive a premium for their shares may cause irreparable damage to ACA and stockholder value.

      In that regard, both as a significant shareholder and potential bidder for ACA, we are very concerned that in light of your recent announcements you may choose to impede your stockholders ability to continue as a regional carrier by committing to the purchase of inappropriate aircraft. We believe that entering into an aircraft purchase commitment or taking other action that would preclude your stockholders from fairly considering the exchange offer/merger proposal we have previously communicated to you would constitute an impermissible "shark repellant" and would be inconsistent with your fiduciary duties under Delaware law. We believe that by entering into any binding aircraft purchase agreement with penalty clauses or non-refundable deposits the ACA board would be wasting valuable corporate assets and would be acting contrary to the best interests of its stockholders solely for the purpose of entrenching yourselves and management. I am sure you have heard and will continue to hear from your shareholders on this issue.

      We urge you to not take any action that would make it more difficult or expensive for stockholders to consider our proposal and receive the premium that would result. We will take such action as is necessary to protect ACA stockholder value and insure that you comply with your fiduciary duty to the ACA stockholder, including us.

                                        Sincerely,


                                        /s/ Jonathan G. Ornstein
                                        ------------------------

                                        Jonathan G. Ornstein
                                        Chairman of the Board & Chief Executive
                                          Officer
--------------------------------------------------------------------------------

      On November 13, 2003, Atlantic Coast issued a press release which included a letter to the Mesa board of directors in response to the above letter Mesa sent to Atlantic Coast's board of directors. Atlantic Coast's letter to Mesa stated that it takes its fiduciary duties to its stockholders seriously. The letter further stated that the Atlantic Coast board of directors has previously reviewed and rejected an agreement with United Airlines for the following reasons: (i) greater risk over the life of the contract, particularly with respect to costs that would be required to be borne by Atlantic Coast but that would be solely within United Airlines' control; (ii) margins based on operating performance standards that could be reset by United Airlines in its discretion; and (iii) no assurance that the terms of the non-binding agreement would not be renegotiated by United Airlines when and if it finalizes its reorganization plan and actually emerges from bankruptcy.

      On November 17, 2003, Mr. Ornstein wrote a letter to the Atlantic Coast board of directors in response to Atlantic Coast's letter dated November 13, 2003. A copy of Mr. Ornstein's letter is set forth below.

--------------------------------------------------------------------------------

                                November 17, 2003


Board of Directors
Atlantic Coast Airlines Holdings, Inc.
45200 Business Court
Dulles, Virginia, 20166

Ladies and Gentlemen:

      I am in receipt of your letter dated November 13, 2003.

      Firstly, let me say that we are delighted with the results of the non-binding memorandum of understanding (MOU) that we have recently negotiated with United Airlines (UAL). The concerns raised in your above-mentioned letter with respect to certain contract terms previously offered by UAL to Atlantic Coast Airlines Holdings, Inc. ("ACA"), while interesting, are not particularly relevant to the Mesa-negotiated version of the MOU. Simply stated, your concerns are either unfounded or have been addressed satisfactorily.

      Finally, contrary to your management's self-serving and incorrect conclusion that we are working with UAL to try to "squash" your efforts to establish a low-fare airline at Dulles International Airport, please be assured that the MOU was negotiated with UAL on an arms length basis with the view to effecting the acquisition of ACA. The terms of the MOU are in our view in the best interests of the stockholders of ACA and the combined company in the event a business combination transaction between ACA and Mesa is consummated.

                                   Sincerely,

                                   /s/ Jonathan G. Ornstein
                                   ------------------------


                                   Jonathan G. Ornstein
                                   Chairman of the Board & Chief Executive
                                     Officer

--------------------------------------------------------------------------------

      On November 18, 2003, Atlantic Coast issued a press release announcing that it had entered into the Airbus MOU. Atlantic Coast took such actions despite being informed in our letter of November 13, 2003 of our belief that by entering into binding aircraft purchases which contain penalty clauses or non-refundable deposits, the Atlantic Coast board would be acting contrary to the best interests of its stockholders.

      On November 19, 2003, Mesa issued a press release denouncing the recent aircraft order by Atlantic Coast. Mesa also announced we are moving forward with our consent solicitation to replace the current board of Atlantic

Coast with the nominees. Mesa also intends to proceed with making our exchange offer, subject to considering the impact of these developments on the value of Atlantic Coast and consequently, our exchange offer.

      On November 25, 2003, Atlantic Coast announced that the consent it received on October 23, 2003 had been revoked and that therefore the 60-day consent solicitation period has not yet commenced.

      On November 26, 2003, Atlantic Coast amended its complaint in the DC Lawsuit. The amended complaint, in addition to the allegations contained in its initial complaint filed on October 27, 2003, claims that (i) United Airlines and Mesa acted in concert and conspired in violation of Section 1 of the Sherman Antitrust Act and (ii) Mesa's attempt to acquire Atlantic Coast is in violation of Section 7 of the Clayton Act. Atlantic Coast simultaneously filed a motion for a preliminary injunction that would, among other things, prohibit Mesa from commencing our consent solicitation and from taking any other action to attempt to acquire control of Atlantic Coast or its board of directors. We believe the DC Lawsuit is without merit, and we intend to contest the allegations set forth in Atlantic Coast's amended complaint.

      On November 30, 2003, Mesa filed a counterclaim against Atlantic Coast in the DC Lawsuit. Mesa's counterclaim alleges that Atlantic Coast's preliminary proxy statement and other public statements made in connection with Mesa's consent solicitation and Atlantic Coast's new business model of becoming an independent low-fare airline are materially false and misleading, in violation of Section 14(a) of the Exchange Act.

      On December 2, 2003, the day before the Delaware Court of Chancery was scheduled to determine if the Atlantic Coast directors had breached their fiduciary duty, Atlantic Coast announced (i) the cancellation of the October 23, 2003 record date it had previously set in connection with Mesa's consent solicitation and (ii) that a new record date for Mesa's consent solicitation has not been established.

                              MESA AIR GROUP, INC.

      Mesa is a holding company whose principal subsidiaries operate as regional air carriers providing scheduled passenger and airfreight service. Mesa serves 155 cities in 39 states, the District of Columbia, Canada, and Mexico. Mesa operates a fleet of 151 aircraft and has approximately 982 daily system departures. Mesa operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. Mesa, which was founded in New Mexico in 1982, has approximately 3,600 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

      Mesa is a Nevada corporation with its principal executive offices located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

      We intend to file a registration statement on Form S-4 (the "Offer to Purchase") to register the shares of common stock of Mesa to be exchanged for shares of Atlantic Coast common stock in our exchange offer and preliminary proxy materials with the SEC so as to obtain necessary approval for the issuance of the shares of Mesa common stock to the stockholders of Atlantic Coast when the Mesa exchange offer is consummated. For a description of certain terms of our exchange offer, a discussion of the Exchange Ratio as a result of the Airbus MOU and other information related to the exchange offer, see Annex IV. This summary highlights selected information from our exchange offer and may not contain all the information that is important to you.

      Complete information about our exchange offer will be contained in the Offer to Purchase, which will be available upon request from the Information Agent for our exchange offer, MacKenzie, and in the Tender Offer Statement on Schedule TO, which we intend to file with the SEC. The Tender Offer Statement on Schedule TO and any amendments thereto, including exhibits, will be available for inspection and copies will be obtainable in the manner set forth under "Where you can find more information."

      THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT WILL BE

DELIVERED TO YOU SEPARATELY AND WILL BE AVAILABLE FROM THE INFORMATION AGENT FOR OUR EXCHANGE OFFER, MACKENZIE.

                              MESA STRATEGIC PLANS

      If the nominees are elected to the Atlantic Coast board of directors, they will consider entering into a business combination transaction with Mesa if such a transaction is in the best interest of Atlantic Coast stockholders. If there is ultimately a business combination, the combined company will manage its business (including the code sharing agreements) in the best interest of its combined stockholders. Prior to any business combination transaction, the relationships of Mesa and Atlantic Coast with their respective code share partners will continue to be managed separately.

      While both Mesa and Atlantic Coast are party to code share agreements with United Airlines, the companies currently serve divergent geographical markets pursuant to these agreements. Mesa is party to a code share agreement with United Airlines primarily with respect to United Airlines' hub in Denver, Colorado. Atlantic Coast is party to a code share agreement with United Airlines primarily with respect to United Airlines' hubs in Dulles, Virginia and Chicago, Illinois. While Mesa and Atlantic Coast may operate flights to the same destination pursuant to our respective code share agreements, those flights generally originate from different hubs. As United Airlines controls the pricing, scheduling and cities served for its code share partners, Mesa and Atlantic Coast generally do not compete for passengers.

      If Mesa is successful in acquiring Atlantic Coast, Mesa will take immediate steps to refocus Atlantic Coast's business model to one based on revenue guarantee code share relationships with major airlines serving hub networks. We believe that by bringing these two companies together, and maintaining the successful revenue guarantee code share business model, we will create the leading regional airline in the United States. In our view, this business model, applied to an enlarged asset base and a broader portfolio of client partnerships, will offer more balanced revenue distribution and strong synergies. As the leading operator in the regional aviation sector, we would have a stronger balance sheet and greater access to capital to fund our combined growth. Employees of both companies would have a stronger, more secure employer and greater advancement opportunities; our major airline customers would benefit from our ability to provide cost efficient services; our stockholders would benefit from an enhanced capital structure and greater growth prospects. Consequently, we believe the forgoing factors will enhance the company's profitability and stockholder value, both in the short and long term. However, these benefits cannot be realized unless a Mesa/Atlantic Coast business combination transaction is consummated. We cannot give any assurance that these benefits and/or savings will be achieved or realized in the near term, or at all.

      We are engaged in preliminary discussions with Delta Air Lines regarding the terms of a potential code share agreement in the event that Mesa is successful in acquiring Atlantic Coast.

      Delta Air Lines has informed Atlantic Coast that if it operates aircraft with more than 70 seats, Delta Air Lines may seek alternatives to the services provided by Atlantic Coast. Delta Air Lines has the right under its code share agreement with Atlantic Coast to terminate the agreement at any time without cause by providing 180 days notice to Atlantic Coast, in which case Atlantic Coast has the right to require Delta Air Lines to purchase and assume the lease on all or some of the aircraft used in the code share agreement. Atlantic Coast's binding memorandum of understanding with Airbus for A319 and A320 aircraft, which seat 132 passengers and 156 passengers, respectively, could cause Delta Air Lines to terminate its code share agreement with Atlantic Coast and could complicate Mesa's efforts to reach a code share agreement with Delta Air Lines with respect to the operation of Atlantic Coast aircraft in the event that our exchange offer is successfully consummated.

      On November 12, 2003, Mesa entered into the United MOU in which Mesa will provide or would cause Atlantic Coast to provide for the operation of regional jet and turboprop aircraft in code share and pro-rate service under the United Express mark in the event that our exchange offer is successfully consummated or if the Mesa nominees are elected to the Atlantic Coast board of directors pursuant to this consent solicitation and enter into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU. The United MOU contemplates: (i) the use of 87 RJ50s for terms expiring as late as December 31, 2015; (ii) the use of 12 Contract J41 Turboprops and the right to fly up to 16 Pro-Rate Turboprops, all 28 aircraft for a term through the expiration of their respective leases; and (iii) a conversion option pursuant to which 30 of the 87 RJ50s may be substituted for RJ70s. The United MOU also ensures cost reimbursement for any contractual commitments with respect to outsourced maintenance, pilots, flight attendants, line mechanics and dispatchers, as well as Atlantic Coast receiving profit margins with respect to all contract aircraft except Pro-Rate J41 Turboprops. The profit margins to be received by Atlantic Coast are based on performance criteria and will be adjusted to margins that, although a reduction from Atlantic Coast current margins, are no less favorable than the profit margins to be received by any other regional carrier pursuant to recently negotiated code share agreements with United Airlines.

      In addition, Mesa negotiated the following modifications to its current code share relationship with United Airlines: (i) an extended term with respect to 15 Short-term RJ50s for up to 2 years at Mesa's discretion; (ii) the delivery of both 10 Replacement RJ70s in lieu of 10 Long-term RJ50s, as well as the last 5 RJ70s under its current agreement, for a term expiring 10 years after the date of delivery, but no later than 2018; and (iii) a right to fly up to 20 Beech 1900 Pro-Rate Turboprops in mutually agreeable markets at mutually agreeable pro-rate terms. Furthermore, in the event that a Mesa/Atlantic Coast business combination is successfully consummated or if the Mesa nominees are elected to the Atlantic Coast board of directors pursuant to this consent solicitation and enter into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU, the adjusted margins will also apply to all Mesa aircraft that fly code share services for United Airlines. The revised margins are an improvement in the current Mesa relationship with United Airlines.

      In addition, the United MOU contemplates (i) the delivery of up to 10 Growth RJ70s after October 2006 with a term expiring on December 31, 2016; and
(ii) a right of first refusal on an Additional 10 Growth RJ70s. The allocation between Mesa and/or Atlantic Coast of such aircraft will be determined by the parties and set forth in a definitive agreement.

      The nominees have indicated that if elected to the Atlantic Coast board, they will consider entering into a definitive code share agreement with United Airlines on terms substantially similar to those contained in the United MOU.

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

Proposal 1:    Removal of Directors

      Atlantic Coast stockholders are being asked to adopt a proposal to remove the current directors of Atlantic Coast: Kerry B. Skeen, Thomas J. Moore, C. Edward Acker, Robert E. Buchanan, Susan MacGregor Coughlin, Caroline Devine, Daniel L. McGinnis, James C. Miller III, and William Anthony Rice and any director elected or appointed to the Atlantic Coast board pursuant to a vacancy caused by the removal or resignation of any of the directors from the Atlantic Coast board or any newly-created directorships prior to the effective time of this stockholder action. As explained in this Consent Statement, Mesa strongly believes that the current directors are not acting, and will not act, in the best interest of the Atlantic Coast stockholders and should, therefore, be removed.

      Proposal 1 will not become effective unless proposal 2 is adopted and becomes effective. However, proposal 1 may be adopted and become effective independent of proposal 3.

      WE ARE SEEKING YOUR CONSENT TO REMOVE THE CURRENT DIRECTORS OF ATLANTIC COAST WITHOUT CAUSE NOTWITHSTANDING SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS, WHICH PROVIDES THAT DIRECTORS MAY BE REMOVED ONLY FOR CAUSE. SECTION 141(k) OF THE DGCL PROVIDES THAT DIRECTORS MAY BE REMOVED WITH OR WITHOUT CAUSE BY A MAJORITY OF THE STOCKHOLDERS. WE HAVE BEEN ADVISED BY COUNSEL THAT SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS CONFLICTS WITH SECTION 141(k) OF THE DGCL AND IS THEREFORE INVALID. THE DELAWARE LAWSUIT SEEKS TO DECLARE SECTION 3.11 OF THE ATLANTIC COAST BY-LAWS INVALID.

      Mesa urges Atlantic Coast stockholders to consent to the removal of all of Atlantic Coast's directors.

Proposal 2:    Election of Nominees

      Atlantic Coast stockholders are being asked to elect as directors of Atlantic Coast each of the seven nominees named below, each of whom has consented to being named in this Consent Statement and our other solicitation materials and to serve as a director, if elected, until the next annual meeting of stockholders or until his successor has been elected and qualified. The Atlantic Coast by-laws provide that a single class of directors will be elected at the annual meeting and hold office until the following annual meeting or until his successor is elected and qualified. If elected, the nominees would serve together as a single class of directors in accordance with these by-law provisions.

      Mesa's primary purpose in seeking to elect the nominees to Atlantic Coast's board is to enhance the value of Atlantic Coast for the benefit of all stockholders. If elected, the nominees would be responsible for managing the business and affairs of Atlantic Coast and would consider any and all feasible alternatives to Atlantic Coast's current business operations and practices. Each director of Atlantic Coast has an obligation under Delaware law to discharge his duties as a director in good faith, in a manner he reasonably believes to be in the best interest of Atlantic Coast and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

      Although Mesa has no reason to believe that any of the nominees may be unable or unwilling to serve as directors, if any of the nominees is unable to serve as a director of Atlantic Coast due to death, disability or otherwise, the remaining nominee or nominees may designate another person or persons to replace the nominee or nominees unable to serve.

      The name, age, present principal occupation and business address and employment history of each of the nominees for at least the past five years are as follows:

------------------------------------------------------------------------------------------------------------------------------------

                                                             Present Principal Occupation and Five Year Employment
                    Name                          Age                               History
------------------------------------------------------------------------------------------------------------------------------------
Nathaniel A. Davis                                49      President, Chief Operating Officer, XO Communications, Inc. from 2000 through June 2003. Prior to June 2003, Mr. Davis also served as a director of XO Communications, Inc. From 1998 to 2000, Mr. Davis served as Vice
                                                          President of Technical Services for Nextel Communications, Inc. Mr. Davis
                                                          is currently a director of XM Satellite Radio Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------

Andre V. Duggin                                   58      Chairman  of the Board of  Directors  and  Chief  Executive Officer of
A.V. Consultants, Inc.                                    A.V.  Consultants,   Inc.,  1982  through  the present.
985 Old Eagle School Road
Suite 504
Wayne, PA 19355

------------------------------------------------------------------------------------------------------------------------------------

Theodore F. Kahan                                 42      Senior Managing Director, El Camino Capital Group, 2003. Mr. Kahan served
El Camino Capital Group                                   as Executive Vice President, Real Estate Investment, Davis Companies,
130 S. El Monte Dr.                                       2000-2003. Mr. Kahan also served as General Counsel and a member of the
Beverly Hills, CA 90212                                   executive management committee of American Golf Corp. from 1995-2000.
------------------------------------------------------------------------------------------------------------------------------------

James R. Link                                     58      Consultant, JLink Associates, a financial/marketing consulting firm, from
2931 N. Governeour Street, Bldg C,                        2002 through the present. Mr. Link has also served as Chief Executive
Apt. 103                                                  Officer of PAC/AV from 2002 through the present and as Chief Executive
Wichita, KS  67226                                        Officer of TRW Investments, a venture capital firm, from 2002 through the present. Mr. Link served as Chief Executive Officer of Impulse Airlines in
                                                          2001. From 1998 through 2001, Mr. Link served as Vice President, Worldwide
                                                          Sales, of Raytheon Aircraft.
------------------------------------------------------------------------------------------------------------------------------------

David T. McLaughlin                               71      Chairman of the Board of Directors, Orion Safety Products, 1988-2001 and
                                                          Chief Executive Officer, 2001. Mr. McLaughlin served as President of
                                                          Dartmouth College from 1981 through 1987. Mr. McLaughlin currently serves on the Board of Directors of Viacom, Inc., Orion Safety Products, and
                                                          Infinity Broadcasting. Mr. McLaughlin is Chairman of the American Red
                                                          Cross.
------------------------------------------------------------------------------------------------------------------------------------

Peter F. Nostrand                                 56      Chairman of the Board of Directors, President and Chief Executive Officer,
Suntrust Banks, Inc.                                      SunTrust Banks, Inc., Greater Washington (successor to Crestar Bank
303 Peachtree St., N.E.                                   Greater Washington) from 1995 through the present. Mr. Nostrand served as
Atlanta, Georgia 30308                                    President of Crestar Bank Washington, D.C. and Crestar Bank MD (both merged into Crestar's Virginia Bank) from 1991 through 1996. From 1988 through 1995, Mr. Nostrand served as Senior Executive Vice President of
                                                          Crestar Bank.
------------------------------------------------------------------------------------------------------------------------------------

Archille R. Paquette                              60      Mr. Paquette has been retired since 1999. Prior to his retirement, Mr.
                                                          Paquette served in various positions at Air Midwest, Inc., joining Air
                                                          Midwest, Inc. in 1977 and
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                             Present Principal Occupation and Five Year Employment
                    Name                          Age                               History
------------------------------------------------------------------------------------------------------------------------------------
                                                          serving as President and Chief Operating Officer from 1993 through 1999.
                                                          Air Midwest, Inc. is a subsidiary of Mesa. Mr. Paquette served as an officer in the US Army from 1965-1975.
------------------------------------------------------------------------------------------------------------------------------------

      The following table sets forth all purchases and sales during the past two years of Mesa common stock deemed to be beneficially owned by the nominees. All transactions were effected in open market transactions. To the best of our knowledge, none of the nominees beneficially owns any common stock of Atlantic Coast.

                                   Transaction       Number of
Name                                   Date           Shares       Purchase/Sale

James R. Link                        5/19/03            200           Purchase

James R. Link                        6/24/03            800           Purchase

James R. Link                        7/22/03           1,000          Purchase

James R. Link                         9/2/03           1,000          Purchase

James R. Link                        9/19/03           1,500            Sale

James R. Link                        9/29/03           1,500            Sale

Archille R. Paquette(1)               3/8/02           2,100            Sale

Archille R. Paquette(1)              3/18/02           7,900            Sale

Archille R. Paquette(1)              3/28/02          10,000            Sale

Archille R. Paquette(1)              4/12/02          10,000            Sale

Archille R. Paquette(1)              4/16/02           5,000            Sale

(1)   Cashless exercise of stock option and simultaneous sale.

      Except as discussed below, none of the nominees has been involved in any legal proceedings which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

           Name                          Legal Proceedings
---------------------------  ---------------------------------------------------

  Nathaniel A. Davis         In January 2002, shareholder lawsuits were
                             filed against the executive officers and board of
                             directors of XO Communications, Inc., including Mr.
                             Davis, alleging breaches of fiduciary duty in
                             connection with his position as President and Chief
                             Operating Officer of XO Communications, Inc. These
                             cases were dismissed in June 2002. XO
                             Communications, Inc. was the subject of an
                             insolvency proceeding in the United States
                             Bankruptcy Court for the Southern District of New
                             York in 2002 and 2003 while Mr. Davis was an
                             executive officer.
                             ---------------------------------------------------

      This information has been furnished to Mesa by the respective nominees. Each of the nominees has consented to being named herein to serve as a nominee and as a director, if elected. None of the nominees nor any of their current employers is an affiliate of Mesa and, if elected, none of the nominees would represent Mesa on the Atlantic Coast board.

      Mesa has agreed to indemnify and hold harmless, to the fullest extent permitted by law, each of the nominees against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with his position as a nominee. Mesa will also pay out-of-pocket expenses of the nominees incurred in their capacity as such. It is expected that each nominee, if elected and seated on the Atlantic Coast Board, will thereafter be reimbursed by Atlantic Coast, based on its current fee structure, for his reasonable out-of-pocket expenses incurred in the performance of his service as director. Such directors will also be entitled to indemnification by Atlantic Coast in accordance with its certificate of incorporation and by-laws.

      Proposal 2 will not become effective unless proposal 1 is adopted and becomes effective. However, proposal 2 may be adopted and become effective independent of proposal 3.

      In accordance with applicable regulations of the SEC, the WHITE consent card delivered with this Consent Statement provides each stockholder of Atlantic Coast with the opportunity to designate the names of any of the nominees whom he or she does not desire to elect to the Atlantic Coast board. Mesa urges Atlantic Coast stockholders to vote for all of the nominees on the WHITE consent card delivered with this Consent Statement.

Proposal 3: Repeal of Each Provision of the Atlantic Coast By-laws or
            Amendments, if any, Adopted After August 14, 1998 (the last date the by-laws were filed with the SEC) Prior to the Effective Time of this Stockholder Action

      Stockholders are being asked to adopt a proposal which would repeal any amendment to the Atlantic Coast by-laws adopted by the current Atlantic Coast board after August 14, 1998 and before the effectiveness of the proposals and the seating of the nominees. This proposal is designed to prevent the current Atlantic Coast directors from taking actions to amend the Atlantic Coast by-laws to attempt to nullify or delay the actions taken by the stockholders under these proposals or to create new obstacles to the ability of the stockholders to freely elect a board of directors that act in their best interest. Based on publicly available information, the most recent version of the Atlantic Coast by-laws were adopted on July 22, 1998, and no alterations after that date have been publicly disclosed. The approval of this proposal could result in the repeal of by-laws which may be in the best interests of stockholders, although we believe that such a possibility is unlikely in view of the failure of the current board to disclose any such by-law amendments. If the current board adopts any material amendments to the by-laws that would be subject to repeal under this proposal and such amendments are made available to us or the general public, we will provide you with additional materials regarding such amendments. Proposal 3 may be adopted and become effective independent of proposals 1 and 2.

      Mesa urges Atlantic Coast stockholders to repeal any amendment to the Atlantic Coast by-laws adopted by the current Atlantic Coast board after August 14, 1998 and before the effectiveness of the proposals and the seating of the nominees.

                                VOTING SECURITIES

      According to Atlantic Coast's certificate of incorporation, the shares of Atlantic Coast common stock constitute the only class of outstanding voting securities of Atlantic Coast. Accordingly, only holders of Atlantic Coast common stock are entitled to execute consents. Atlantic Coast stated in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, that as of November 1, 2003, there were 45,333,310 shares of Atlantic Coast common stock outstanding. Each share of Atlantic Coast common stock is entitled to one vote. Stockholders of Atlantic Coast do not have cumulative voting rights. On December [9], 2003, Mesa, in its capacity as a record holder of Atlantic Coast common stock, requested that the Atlantic Coast board fix a proper record date. If the Atlantic Coast board does not set a new record date in accordance with our request, the record date for the solicitation will be the date on which the first signed consent is delivered to Atlantic Coast. We intend to notify you by press release as promptly as possible of the actual record date when determined.

      The following table sets forth the interests of Mesa in the shares of Atlantic Coast, as of October 10, 2003.

                                                      Amount and
                                                       Nature of
                     Name of                           Beneficial    Percent of
                 Beneficial Owner                      Ownership       Class
--------------------------------------------------- --------------- ------------
Mesa Air Group, Inc................................    1,603,529        3.5%*
   401 North 44th Street, Suite 700
   Phoenix, Arizona  85008

*Based on the number of shares of Atlantic Coast common stock outstanding on November 1, 2003.

-------
The following table sets forth all purchases and sales by Mesa of Atlantic Coast common stock during the past two years. All transactions were effected in open market transactions.

    Date of Transaction        Amount of Securities        Transaction Type           Price Per Share
    -------------------        --------------------        ----------------           ---------------
         11/20/01                       1,000                    Sale                       $19.18
         11/21/01                       6,000                  Purchase                     $22.56
         11/21/01                       1,000                    Sale                       $20.23
         11/23/01                         100                    Sale                       $21.34
         11/23/01                         900                    Sale                       $21.33
         11/26/01                         300                    Sale                       $21.52
         11/26/01                         400                    Sale                       $21.48
         11/26/01                       1,300                    Sale                       $21.48
         12/10/01                         100                    Sale                       $22.68
         12/10/01                         900                    Sale                       $22.63
         01/07/02                          50                     Put                       $20.00
         01/15/02                       5,000                    Sale                       $25.66
         02/01/02                         200                    Sale                       $28.88
         02/04/02                         100                    Sale                       $29.24
         02/04/02                       1,900                    Sale                       $29.29
         02/05/02                          50                     Put                       $22.50
         02/06/02                         600                  Purchase                     $26.46
         02/06/02                         400                  Purchase                     $26.47
         02/07/02                         900                  Purchase                     $25.44
         02/07/02                         100                  Purchase                     $25.49
         02/07/02                          25                     Put                       $25.00
         02/07/02                          25                     Put                       $25.00
         02/07/02                          25                     Put                       $25.00
         02/07/02                          25                     Put                       $25.00
         02/28/02                       3,000                    Sale                       $28.79
         03/08/02                          25                     Put                       $25.00
         03/08/02                          25                     Put                       $25.00
         03/08/02                          10                     Put                       $22.50
         03/08/02                          10                     Put                       $25.00
         03/12/02                       2,000                  Purchase                     $27.51
         03/12/02                         900                  Purchase                     $27.42
         03/12/02                         300                  Purchase                     $27.49
         03/12/02                         100                  Purchase                     $27.47
         03/12/02                         100                  Purchase                     $27.45
         03/18/02                       1,000                  Purchase                     $25.96
         03/18/02                         900                  Purchase                     $25.95
         03/18/02                         100                  Purchase                     $25.95
         03/22/02                       2,000                  Purchase                     $25.67
         03/25/02                       2,200                  Purchase                     $24.69

    Date of Transaction        Amount of Securities        Transaction Type           Price Per Share
    -------------------        --------------------        ----------------           ---------------
         03/26/02                       2,000                  Purchase                     $24.15
         03/27/02                       2,100                  Purchase                     $24.13
         03/28/02                       5,000                  Purchase                     $23.74
         04/02/02                          40                     Put                       $22.50
         04/02/02                          15                     Put                       $25.00
         04/04/02                       5,500                  Purchase                     $22.83
         02/04/03                      10,000                  Purchase                      $8.66
         04/07/03                       2,000                    Sale                        $7.30
         04/30/03                       8,000                    Sale                        $8.21
         08/04/03                      20,000                  Purchase                      $7.33
         08/05/03                      42,200                  Purchase                      $7.33
         08/06/03                      75,092                  Purchase                      $7.54
         08/07/03                      68,994                  Purchase                      $7.41
         08/08/03                       2,300                  Purchase                      $7.50
         08/08/03                       1,386                    Sale                        $8.04
         08/08/03                      17,200                    Sale                        $8.01
         08/11/03                       5,000                    Sale                        $8.35
         08/12/03                      10,000                    Sale                        $8.44
         08/13/03                       3,000                  Purchase                      $8.20
         08/14/03                     185,000                  Purchase                      $7.95
         08/14/03                       5,000                  Purchase                      $8.01
         08/14/03                       4,500                  Purchase                      $7.89
         08/21/03                      62,000                  Purchase                      $8.16
         08/21/03                      22,656                  Purchase                      $8.16
         08/22/03                     168,000                  Purchase                      $8.12
         08/25/03                      40,000                  Purchase                      $7.62
         08/25/03                     100,600                  Purchase                      $7.81
         08/26/03                       2,500                  Purchase                      $7.80
         08/26/03                       4,000                  Purchase                      $7.85
         08/27/03                      92,500                  Purchase                      $7.95
         08/27/03                      35,800                  Purchase                      $7.88
         08/28/03                      61,577                  Purchase                      $7.88
         08/29/03                      37,500                  Purchase                      $8.03
         08/29/03                       7,000                  Purchase                      $7.97
         09/02/03                     117,500                  Purchase                      $8.11
         09/02/03                       9,100                  Purchase                      $8.21
         09/03/03                      30,000                    Sale                        $8.71
         09/04/03                      20,000                    Sale                        $8.60
         09/04/03                       4,500                    Sale                        $8.69
         09/05/03                      30,000                    Sale                        $8.77
         09/08/03                     221,000                  Purchase                      $8.48
         09/09/03                       3,500                  Purchase                      $8.31
         09/09/03                      42,700                  Purchase                      $8.37
         09/10/03                       5,000                  Purchase                      $8.41
         09/10/03                       9,278                  Purchase                      $8.41
         09/11/03                      35,000                    Sale                        $8.84
         09/12/03                      20,000                  Purchase                      $8.99
         09/12/03                       5,000                    Sale                        $9.10
         09/17/03                       5,000                    Sale                        $9.21
         09/17/03                      15,000                    Sale                        $9.12
         09/17/03                      45,000                    Sale                        $9.06
         09/18/03                      20,000                    Sale                        $9.19
         09/18/03                      25,000                    Sale                        $9.16

    Date of Transaction        Amount of Securities        Transaction Type           Price Per Share
    -------------------        --------------------        ----------------           ---------------
         09/19/03                       5,000                    Sale                        $9.08
         09/19/03                       5,000                    Sale                        $9.16
         09/23/03                      17,000                    Sale                        $9.13
         09/24/03                      70,000                    Sale                        $9.25
         09/25/03                       7,500                  Purchase                      $8.55
         09/25/03                       7,500                  Purchase                      $8.55
         09/25/03                       4,014                  Purchase                      $8.54
         09/26/03                       6,500                  Purchase                      $8.28
         09/26/03                      78,500                  Purchase                      $8.30
         09/26/03                      40,200                  Purchase                      $8.34
         09/26/03                       5,000                  Purchase                      $8.28
         09/29/03                      45,000                    Sale                        $8.52
         09/30/03                       5,000                    Sale                        $8.47
         10/02/03                      25,000                    Sale                        $8.74
         10/03/03                     304,000                  Purchase                      $9.05
         10/03/03                      10,000                    Sale                        $9.20
         10/03/03                      12,100                  Purchase                      $9.09
         10/03/03                       3,500                  Purchase                      $9.07
         10/03/03                       3,500                    Sale                       $12.08
         10/03/03                      20,000                    Sale                        $9.08
         10/06/03                     140,000                  Purchase                      $9.45


                       WHERE YOU CAN FIND MORE INFORMATION

      Mesa and Atlantic Coast file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Mesa and Atlantic Coast files at the SEC's public reference room located 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

      You can also get more information by visiting Mesa's web site at http://www.mesa-air.com and Atlantic Coast's web site at http://www.atlanticcoast.com. Web site materials are not part of this Consent Statement.

      Mesa intends to file a Registration Statement on Form S-4 to register with the SEC the Mesa common stock to be issued to Atlantic Coast common stockholders if our exchange offer is consummated and a Tender Offer Statement on Schedule TO. The Form S-4 and Schedule TO will be available to Atlantic Coast stockholders at the SEC's public reference rooms, from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

      The SEC allows Mesa to "incorporate by reference" information into this Consent Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Consent Statement, except for any information superseded by information in, or incorporated by reference in, this Consent Statement. This Consent Statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Mesa and its finances.

                      MESA SEC FILINGS (FILE NO. 000-15495)

Annual Report on Form 10-K                   For the fiscal year ended September
                                               30, 2002, updated by financial
                                               information included in the
                                               Current Report on Form 8-K dated
                                               June 10, 2003.

Quarterly Reports on Form 10-Q               For the fiscal quarters ended
                                               December 31, 2002, March 31,
                                               2003 and June 30, 2003.

Current Reports on Form 8-K                  Filed on May 1, 2003, June 10,
                                               2003, June 10, 2003, June 12,
                                               2003, July 30, 2003, October 17,
                                               2003, November 13, 2003,
                                               November 26, 2003 and December
                                               2, 2003, respectively.

Definitive Proxy Statement on Schedule       Filed on January 10, 2003.
14A for the 2003 Annual Meeting of
Stockholders

                 ATLANTIC COAST SEC FILINGS (FILE NO. 000-21976)

Annual Report on Form 10-K, as amended       For the fiscal year ended December
                                               31, 2002.

Quarterly Reports on Form 10-Q               For the fiscal quarters ended March
                                               31, 2003, June 30, 2003 and
                                               September 30, 2003.

Current Reports on Form 8-K                  Filed on January 27, 2003, January
                                               29, 2003, January 31, 2003,
                                               February 10, 2003, February 27,
                                               2003, April 15, 2003, April 23,
                                               2003, May 15, 2003, May 23, 2003,
                                               May 28, 2003, June 24, 2003, July
                                               2, 2003, July 21, 2003, July 28,
                                               2003, July 30, 2003, August 22,
                                               2003, October 6, 2003, October
                                               22, 2003, November 10, 2003,
                                               November 19, 2003 and November
                                               21, 2003, respectively.

Definitive Proxy Statement on Schedule
14A for the 2003 Annual Meeting of
Stockholders                                 Filed on April 30, 2003.

      All documents filed by Mesa and Atlantic Coast pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this consent solicitation to the date that shares of Atlantic Coast common stock are accepted for exchange pursuant to our exchange offer or the date that our offer is terminated are also deemed to be incorporated by reference into this Consent Statement.

      All information contained in, or incorporated by reference into, this Consent Statement relating to Mesa was provided by Mesa. While Mesa has included or incorporated by reference in this Consent Statement information concerning Atlantic Coast known to Mesa based on publicly available information (primarily filings by Atlantic Coast with the SEC), Mesa is not affiliated with Atlantic Coast, and Atlantic Coast has not permitted Mesa to have access to its books and records. Therefore, non-public information concerning Atlantic Coast was not available to Mesa for the purpose of preparing this Consent Statement. Although Mesa has no knowledge that would indicate that statements relating to Atlantic Coast contained or incorporated by reference in this consent solicitation are inaccurate or incomplete, Mesa was not involved in the preparation of those statements and cannot verify them.

      Documents incorporated by reference are available from us without charge upon written or oral request of Atlantic Coast stockholders to the Information Agent for the proposed transaction, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, call collect at (212) 929-5405 or toll-free at (800) 322-2885. Exhibits to these documents will only be furnished if they are specifically incorporated by reference in this document. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

      Certain information about the employees and representatives of Mesa who may assist Mesa in soliciting consents is set forth in the attached Annex II. Annex III sets forth certain information relating to the ownership of Atlantic Coast common stock by certain of Mesa's employees and representatives, and about any transactions between any of them and Atlantic Coast.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure in this Consent Statement contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "intend," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

      Any and all of our forward-looking statements in this Consent Statement can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expected or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Consent Statement.

      From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC in, among other places, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our periodic reports filed with the SEC.

      The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that Mesa or persons acting on its behalf may issue. Mesa undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                  SOLICITATION

      Solicitation of consents may be made by the directors, officers, investor relations personnel and other employees of Mesa, its subsidiaries and their affiliates and by the nominees. Consents will be solicited by mail, advertisement, telephone or telecopier and in person. No such persons will receive additional compensation for such solicitation.

      In addition, Mesa has retained MacKenzie to assist in the solicitation, for which services MacKenzie will be paid customary fees. MacKenzie will be reimbursed for its reasonable out-of-pocket expenses. Mesa has also agreed to indemnify MacKenzie against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that 45 persons will be employed by MacKenzie to solicit stockholders.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of Atlantic Coast common stock. Mesa will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

      Merrill Lynch & Co. ("Merrill Lynch") is acting as financial advisor for Mesa in connection with the proposed acquisition of Atlantic Coast. In connection with its engagement, Mesa has agreed to pay Merrill Lynch customary fees for its services. Mesa has also agreed to reimburse Merrill Lynch for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, resulting from or arising out of their engagements, and to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities and expenses under the federal securities laws arising out of their respective engagements. In addition, Merrill Lynch has, in the past, provided financial services to Mesa, for which services it has received customary compensation.

         Certain employees of Merrill Lynch may also assist Mesa in the solicitation of consents, including by communicating in person, by telephone or otherwise, with a limited number of institutions, brokers or other persons who are stockholders of Atlantic Coast. Merrill Lynch does not believe that any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the SEC, or that Schedule 14A requires the disclosure of certain information concerning Merrill Lynch. Merrill Lynch will not receive any additional fee for or in connection with such solicitation activities by its representatives apart from the fees it is otherwise entitled to receive as described above.

      Certain information about the directors and executive officers of Mesa who are not nominees and certain representatives of Mesa who will assist MacKenzie in soliciting consents is contained in Annex II. Annex III sets forth certain information relating to the ownership of shares of Atlantic Coast common stock by Mesa's directors, officers, employees and representatives who may participate in the solicitation, and about any transactions between any of them and Atlantic Coast.

      The cost of the solicitation of consents to the proposals will be borne by Mesa. Mesa may seek reimbursement of the costs of this solicitation from Atlantic Coast. If such reimbursement is sought, the question of whether such reimbursement will be made may be submitted to Atlantic Coast's stockholders. Costs related to the solicitation of consents to the proposals include expenditures for attorneys, accountants, financial advisors, consent solicitors, public relations advisors, printing, advertising, postage, litigation and related expenses and filing fees and are expected to aggregate approximately $7.5 million, of which approximately $1.5 million has been spent to date. The portion of such costs allocable solely to the solicitation of consents to the proposals is not readily determinable.

      Atlantic Coast has accused United Airlines of being a participant in Mesa's consent solicitation and has asserted that the non-binding United MOU which is described more fully in the "Mesa Strategic Plans" section is evidence of collusion between Mesa and United Airlines. It is clear that the non-binding United MOU will provide the benefits to Mesa, United Airlines and Atlantic Coast described in our discussion of the United MOU if Mesa's consent solicitation is successful and the United MOU is ultimately committed to a binding agreement. However, United Airlines is free to negotiate and enter into any agreement with any other regional airline (including Atlantic Coast) for regional jet service to replace Atlantic Coast's current United Airlines operations and Mesa has no commitment that United Airlines will not do so. United Airlines has provided no financial or other support to Mesa in connection with our consent solicitation other than the negotiation of the United MOU. United Airlines owns no shares of Atlantic Coast common stock and no employees of United Airlines will solicit any consents from Atlantic Coast stockholders on behalf of Mesa or otherwise. United Airlines has categorically denied that they participated in the consent process.

                                CONSENT PROCEDURE

      Section 228 of the DGCL provides that, absent a contrary provision in Atlantic Coast's certificate of incorporation, any action that may be taken at a meeting of the stockholders may be taken by the written consent of at least the minimum number of votes that would be necessary to take such action at a meeting in which all shares entitled to vote were present and voting. Atlantic Coast's certificate of incorporation contains no contrary provision.

      The proposals will become effective upon delivery to Atlantic Coast of signed, dated and unrevoked consents consenting to such proposals, of a majority of the shares of Atlantic Coast common stock outstanding on the record date. Consents may be executed by the holders of record of common stock as of the record date, or by their duly authorized proxy. Section 228(c) of the DGCL provides that no written consent will be effective unless delivered to Atlantic Coast within 60 days of the date of the earliest dated consent delivered to Atlantic Coast in the manner provided by Delaware law.

     Mesa, in its capacity as a record holder of Atlantic Coast common stock, intends to sign a consent in favor of the proposals as of the record date. We expect to deliver this consent to Atlantic Coast immediately after a proper record date for our consent solicitation has been set, or if the Atlantic Coast board does not set a record date, 10 days after the date of Mesa's request for a proper record date. We will inform you by press release of the date the earliest dated consent delivered to Atlantic Coast was signed once such information becomes available to us. Atlantic Coast stockholders will have 60 days from such date to consent to our proposals. Because the proposals will become effective upon our delivery to Atlantic Coast of valid and unrevoked consents totaling more than 50% of the outstanding shares of common stock as of the record date, and because this may occur before the expiration of the 60-day period, WE URGE YOU TO ACT PROMPTLY to assure that your vote will count. Both proposals 1 and 2 must be approved by the holders of record, as of the close of business on the record date, of a majority of the shares of Atlantic Coast common stock then outstanding for either proposal to be effective.

      Any failure to execute and return a consent, and all abstentions and broker non-votes, will have the same effect as voting against the proposals.

                    EFFECTIVENESS AND REVOCATION OF CONSENTS

      An executed consent card may be revoked by signing, dating and delivering a written revocation at any time prior to the date that Atlantic Coast has received the required number of properly completed, unrevoked consents to authorize the proposed actions. The delivery of a subsequently dated consent card that is properly completed and signed will constitute a revocation of any earlier consent card delivered by such holder. The revocation may be delivered either to Mesa, in care of MacKenzie, or to an address provided by Atlantic Coast. Although a revocation is effective if delivered to Atlantic Coast, Mesa requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Mesa in care of MacKenzie at the address set forth above, so that Mesa will be aware of all revocations and can more accurately determine if and when unrevoked consents to the actions described in this Consent Statement have been received from the holders of record of a majority of outstanding shares of Atlantic Coast common stock.

                              SPECIAL INSTRUCTIONS

      If you were a record holder of shares of Atlantic Coast common stock as of the close of business on the record date, you may elect to consent to, withhold consent to or abstain with respect to each proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each such proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope or by mailing the consent card to MacKenzie at the address stated below.

      If the stockholder signing, dating and returning the WHITE consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the proposals, such stockholder will be deemed to have consented to each such proposal, except that such stockholder will not be deemed to have consented to the removal of any current Atlantic Coast director or to the election of any nominee whose name is written in on the consent card under the corresponding proposal.

                       MESA RECOMMENDS THAT YOU CONSENT TO
                             EACH OF THE PROPOSALS.

    YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED WHITE
        CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY OR MAIL THE CARD TO MACKENZIE AT THE ADDRESS STATED BELOW.

                FAILURE TO RETURN YOUR CONSENT CARD WILL HAVE THE
                  SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

      If your shares of Atlantic Coast common stock are held in "Street-Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute a WHITE consent card on your behalf. Mesa urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Mesa in care of MacKenzie at the address set forth below so that Mesa will be aware of all instructions given and can attempt to ensure that such instructions are followed.

                                APPRAISAL RIGHTS

      Holders of Atlantic Coast common stock do not have dissenters' appraisal rights under Delaware law in connection with this Consent Statement or the proposals contained herein. Atlantic Coast stockholders would not have any appraisal rights in connection with our exchange offer. Atlantic Coast stockholders may have appraisal rights in a subsequent merger transaction between Mesa and Atlantic Coast. See Annex IV for more information with respect to appraisal rights.

      If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                                 (212) 929-5500
                         Call Toll-Free: (800) 322-2885


Dated: [   ], 2003

                                                                         ANNEX I

         INFORMATION CONCERNING ATLANTIC COAST'S OFFICERS AND DIRECTORS

      The following table sets forth certain information, as of October 15, 2003, based on information derived from Atlantic Coast's publicly filed reports with the SEC as of November 3, 2003, concerning beneficial ownership of Atlantic Coast's common stock by (i) each director of Atlantic Coast; (ii) each executive officer of Atlantic Coast named in the preliminary proxy statement filed with the SEC by Atlantic Coast on November 3, 2003; and (iii) all directors and executive officers of Atlantic Coast as a group.

                                                                     Amount and Nature of
                                                                   Beneficial Ownership(1)       Percent of Class
                              Name                                          Shares                   Percent
---------------------------------------------------------------- ---------------------------- ----------------------
Kerry B. Skeen................................................             702,346                     1.5%
Thomas J. Moore...............................................             612,902                     1.4%
C. Edward Acker...............................................             564,400                     1.2%
Robert E. Buchanan............................................              75,800                     *
Susan MacGregor Coughlin......................................              53,660                     *
Caroline (Maury) Devine.......................................              12,500                     *
Daniel L. McGinnis............................................              24,000                     *
James C. Miller III...........................................              80,000                     *
William Anthony (Tony) Rice...................................                  -0-                    0%
Richard J. Surratt............................................             193,453                     *
William Brown.................................................                  -0-                    0%
Eric I. Nordling..............................................              78,544                     *
Richard J. Kennedy............................................              92,797                     *
David W. Asai.................................................              86,864                     *
All directors and executive officers as a group (14
   persons)...................................................           2,577,266                     5.5%

------------------

* Less than one percent.

(1) Includes options and restricted stock that are exercisable on or within 60 days after October 15, 2003, as follows: Mr. Skeen, 588,253 shares; Mr. Moore, 514,473 shares; Mr. Acker, 24,000 shares; Mr. Buchanan, 52,000 shares; Mrs. Coughlin, 52,000 shares; Ms. Devine, 12,000 shares; Mr. McGinnis, 24,000 shares; Mr. Miller, 52,000 shares; Mr. Surratt, 184,760 shares; Mr. Nordling, 77,820 shares; Mr. Kennedy, 70,000 shares; Mr. Asai, 78,160 shares; and all directors and executive officers as a group, 1,729,466 shares.

                                                                        ANNEX II

                        INFORMATION CONCERNING DIRECTORS,
                          OFFICERS, EMPLOYEES AND OTHER
                             REPRESENTATIVES OF MESA

      The following table sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of the directors, officers, employees and representatives of Mesa who may assist in soliciting consents from Atlantic Coast's stockholders. Unless otherwise indicated, each person listed below is employed by Mesa and the principal business address of each person listed below is 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

           Name and Principal Business Address                       Present Principal Occupation or Employment
------------------------------------------------------------  -------------------------------------------------------
Jonathan G. Ornstein                                                     Chairman and Chief Executive Officer

Michael J. Lotz                                                          President and Chief Operating Officer

George Murnane III                                                   Executive Vice President and Chief Financial
                                                                                        Officer

Jim Ratigan                                                           Managing Director, Mergers & Acquisitions,
Merrill Lynch & Co.                                                               Merrill Lynch & Co.
4 World Financial Center, North Tower
New York, NY 10080

George Ackert                                                       Director, Global Industries Investment Banking,
Merrill Lynch & Co.                                                               Merrill Lynch & Co.
4 World Financial Center, North Tower
New York, NY 10080

Merrill Lynch does not believe that any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the SEC, or that Schedule 14A requires the disclosure of certain information concerning Merrill Lynch.

                                                                       ANNEX III

                              CERTAIN TRANSACTIONS
         AMONG MESA, ITS DIRECTORS, EMPLOYEES AND OTHER REPRESENTATIVES
                               AND ATLANTIC COAST

      Except as disclosed in this Consent Statement, none of Mesa, its directors or executive officers or the employees or other representatives of Mesa named in Annex II owns any securities of Atlantic Coast or any parent or subsidiary of Atlantic Coast, beneficially or of record nor is a party to any contract, arrangement or understanding with any person for such securities.

      Merrill Lynch, which is acting as financial advisor for Mesa in connection with the proposed acquisition of Atlantic Coast, engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business, Merrill Lynch may trade securities of Atlantic Coast for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      None of Mesa, its subsidiaries, their directors or executive officers, or the employees or other representatives of Mesa named in Annex II, or, to their best knowledge, their Associates has any arrangement or understanding with any person as (1) to any future employment by Atlantic Coast or its affiliates or
(2) to future transactions to which Atlantic Coast or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred within the last two years in which Atlantic Coast or any of its affiliates was or is a party and in which the amount involved exceeds $60,000. Certain directors and executive officers of Mesa and/or its respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with Atlantic Coast or its subsidiaries in the ordinary course of business within the last two years, but Mesa believes that the interest of such persons in such transactions is not material.

                                     III-1

                                                                        ANNEX IV

      This summary highlights selected information from our exchange offer and may not contain all the information that is important to you. To understand our exchange offer fully and for a more complete description of the legal terms of our exchange offer, you should carefully read this document and the documents to which we have referred you.

                     THE EXCHANGE OFFER AND PROPOSED MERGER

Introduction

      Mesa beneficially owns 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares of Atlantic Coast's common stock as of November 1, 2003.

      Mesa intends to file a registration statement on Form S-4 to effectuate an exchange offer for all of the outstanding shares of Atlantic Coast common stock (the "Exchange Offer"). Under the terms of the Exchange Offer, Mesa will exchange shares of newly issued Mesa common stock for each issued and outstanding share of Atlantic Coast common stock upon the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal. The following is a summary of the contemplated Exchange Offer:

      o Atlantic Coast stockholders will receive 0.90 of a share of Mesa common stock in exchange for each share of Atlantic Coast common stock, subject to adjustment as described below.

      o The amount of consideration paid to holders of Atlantic Coast common stock will be reduced by an amount equal to the amount of any money Atlantic Coast must pay as a penalty, damages, non-refundable deposit or otherwise (the "Airbus Penalty Amount"), if any, to terminate the Airbus MOU.

      o The exact exchange ratio (the "Exchange Ratio") will be calculated by subtracting from 0.90 the quotient obtained from (i) dividing the Airbus Penalty Amount, if any, by the number of shares of Atlantic Coast common stock outstanding, as reported by Atlantic Coast in its last filing with the SEC prior to the date which is ten business days before the expiration date of the Exchange Offer; and (ii) then dividing the quotient obtained in (i) by the average of the closing sale prices for a share of Mesa common stock on the NASDAQ as reported in The Wall Street Journal over the ten consecutive trading days ending ten business days prior to the expiration of the Exchange Offer (the "Mesa Average Market Price").

      o To the extent that the Airbus MOU is cancelled or terminated and there is no Airbus Penalty Amount, the Exchange Ratio will be 0.90 and Atlantic Coast stockholders will receive 0.90 of a share of Mesa common stock in exchange for each share of Atlantic Coast common stock.

      Mesa will not acquire any shares of Atlantic Coast in the Exchange Offer unless Atlantic Coast stockholders have validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer a number of shares of Atlantic Coast's common stock such that, after giving effect to the Exchange Offer, Mesa owns at least a majority of the total number of outstanding shares of Atlantic Coast on a fully diluted basis. We will not issue fractional shares of Mesa common stock. Instead, any Atlantic Coast stockholder entitled to receive a fractional share of Mesa common stock will receive cash in an amount equal to the fraction, multiplied by the closing price of a share of Mesa common stock on the NASDAQ on the last trading day before the time that the Exchange Offer expires.

      The purpose of the Exchange Offer is for Mesa to acquire at least a majority of the outstanding common stock of Atlantic Coast (including the associated preferred stock purchase rights) on a fully diluted basis. Mesa intends, as soon as practicable following consummation of the Exchange Offer, to propose, and seek to have Atlantic Coast enter into, a merger agreement or similar business combination with a wholly owned subsidiary of Mesa, in which each remaining share of Atlantic Coast common stock will be converted into the right to receive shares of Mesa common stock at the same Exchange Ratio as used in the Exchange Offer (the "Proposed Merger").

The purpose of the Proposed Merger is to acquire all the Atlantic Coast common stock not tendered and exchanged pursuant to the Exchange Offer.

      In connection with Mesa's Exchange Offer, Mesa anticipates holding a special meeting of its stockholders in January or early February 2004 for the purpose of (i) approving an amendment to Mesa's articles of incorporation to increase its authorized share capital; and (ii) approving the issuance of shares of Mesa common stock pursuant to the Exchange Offer.

                                  RISK FACTORS

      In connection with the Exchange Offer, you should also carefully consider the following factors:

Risks Related to the Exchange Offer and the Proposed Merger

To the extent there is an Airbus Penalty Amount, the Exchange Ratio will not be known until ten business days prior to the expiration of the Exchange Offer.

      The Exchange Ratio will be determined by subtracting from 0.90 the quotient obtained from (i) dividing the Airbus Penalty Amount, if any, by the number of shares of Atlantic Coast common stock outstanding, as reported by Atlantic Coast in its last filing with the SEC prior to the date which is ten business days before the expiration date of the Exchange Offer; and (ii) then dividing the quotient obtained in (i) by the Mesa Average Market Price. Accordingly, you will not know the Exchange Ratio until ten business days prior to the expiration date of the Exchange Offer. Further, the market price of Mesa common stock may change after the determination of the Exchange Ratio, and therefore the Exchange Ratio may not reflect the actual market price for Mesa common stock following the completion of the Exchange Offer. Additionally, the market price of the Mesa common stock will likely be different on the date you receive shares of Mesa common stock than it is today because of changes in the business, operations or prospects of Mesa, market reactions to our Exchange Offer, general market and economic conditions and other factors. You are urged to obtain current market quotations for Mesa common stock and Atlantic Coast common stock.

      Mesa will use its best efforts to determine the Airbus Penalty Amount, if any. If our nominees are elected to the Atlantic Coast board of directors, we will encourage the nominees to the extent possible, to minimize the Airbus Penalty Amount, if any. However, without a determination of the Airbus Penalty Amount, if any, we will not be able to determine the amount of the Exchange Ratio which may affect the value of our Exchange Offer to you.

The trading price of Mesa's common stock may be affected by factors in addition to those factors affecting the price of Atlantic Coast's common stock. The price of Mesa's common stock could decline following the Exchange Offer.

      If we successfully complete the Exchange Offer and any Proposed Merger, holders of Atlantic Coast's common stock will become holders of Mesa's common stock, the trading price of which may be affected by factors in addition to those factors affecting the price of Atlantic Coast's common stock. The price of Mesa's common stock may decrease after we accept shares of Atlantic Coast common stock for exchange in the Exchange Offer and complete the Proposed Merger.

We have not negotiated the price or terms of the Exchange Offer or the Proposed
  Merger with Atlantic Coast's board.

      In evaluating this offer, you should be aware that we have not negotiated the price or terms of this Exchange Offer or the Proposed Merger with Atlantic Coast, its board of directors or any special committee of its board. Atlantic Coast will be required, however, under the rules of the SEC, to either make a recommendation, or state that it is neutral or is unable to take a position with respect to the Exchange Offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten business days from the date the Exchange Offer is first published or sent or given to security holders.

Resales of Mesa common stock following the Exchange Offer may cause the market price of that stock to fall.

   As of November 11, 2003, Mesa had 31,719,074 shares of common stock outstanding, 4,953,815 shares subject to outstanding options and other rights to purchase or acquire common stock and 10,011,204 shares of common stock reserved for issuance upon the conversion of Mesa's $252,000,000 of Senior Convertible Notes due 2023. Based upon the number of Atlantic Coast shares outstanding as of November 1, 2003, Mesa expects that it will issue a maximum of 43,700,000 shares in connection with the Exchange Offer and the Proposed Merger. The issuance of these new shares, the sale of additional shares of Mesa's common stock that may become eligible for sale in the public market from time to time upon exercise of options, and the conversion of the Mesa's Senior Convertible Notes due 2023 to common stock could have the effect of depressing the price of Mesa's common stock.

The receipt of Mesa common stock could be taxable to Atlantic Coast stockholders depending on facts surrounding the Exchange Offer and the Proposed Merger.

      Mesa does not plan to request a ruling from the Internal Revenue Service with regard to the tax consequences of the Exchange Offer and/or the Proposed Merger. The Exchange Offer and the Proposed Merger are expected to qualify as a reorganization within the meaning of Section 368(a) of the Code provided that certain factual assumptions are satisfied, including the following: (i) the Exchange Offer and the Proposed Merger are consummated in the manner provided herein, (ii) none of Mesa, Atlantic Coast or any related party acquires or redeems, in connection with the Exchange Offer or the Proposed Merger, shares of Mesa common stock issued to Atlantic Coast stockholders pursuant to the Exchange Offer or the Proposed Merger, and (iii) Mesa continues a significant line of Atlantic Coast's business or uses a significant portion of Atlantic Coast's historic business assets in a business. If any of these factual assumptions are not satisfied, an Atlantic Coast stockholder's exchange of Atlantic Coast shares for Mesa common stock in the Exchange Offer or the Proposed Merger could be a taxable transaction, depending on the surrounding facts. Atlantic Coast stockholders are urged to consult their tax advisors concerning the United States federal income and other tax consequences of participation in the Exchange Offer and/or the Proposed Merger.

Mesa may not be able to effect the Proposed Merger.

      It is our intention to promptly complete the Proposed Merger following the completion of the Exchange Offer. However, if we successfully complete the Exchange Offer but for any reason are not able to complete promptly the Proposed Merger, shares of Atlantic Coast's common stock not tendered into the Exchange Offer would remain outstanding until we are able to effect the Proposed Merger, if ever. In these circumstances, the liquidity of and market for those remaining publicly held shares of Atlantic Coast common stock could be adversely affected. Atlantic Coast's common stock is currently listed on the NASDAQ. Depending upon the number of shares of Atlantic Coast common stock exchanged in the Exchange Offer, Atlantic Coast's common stock may no longer meet the requirements for continued listing and may be delisted from the NASDAQ. It is possible that Atlantic Coast's common stock would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for Atlantic Coast's common stock and the availability of these quotations would depend, however, upon the number of holders of Atlantic Coast's common stock remaining at that time, the interests in maintaining a market in Atlantic Coast's common stock on the part of securities firms, the possible termination of registration of Atlantic Coast's common stock under the Exchange Act, as described below, and other factors.

      In addition, Atlantic Coast's registration under the Exchange Act could be terminated upon application of Atlantic Coast to the SEC if the shares are no longer listed on a securities exchange and there are fewer than 300 holders of record of the Atlantic Coast common stock. The termination of the registration of Atlantic Coast's common stock under the Exchange Act would substantially reduce the information required to be furnished by Atlantic Coast to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings, the related requirement of an annual report to stockholders, and the requirements of SEC Rule 13e-3 with respect to going private transactions, no longer applicable.

      Shares of Atlantic Coast's common stock are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System. This has the effect of allowing brokers to extend credit on shares of Atlantic Coast's common stock as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that Atlantic Coast's common stock would no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. If registration of Atlantic Coast's common stock under the Exchange Act is terminated, Atlantic Coast's common stock would no longer be "margin securities."

Successful integration of the Mesa and Alantic Coast businesses is not assured.

      Integrating and coordinating the operations and personnel of Mesa and Atlantic Coast will involve complex technological, operational and personnel-related challenges. This process will be time-consuming and expensive and may disrupt the business of the companies. The difficulties, costs and delays that could be encountered may include:

   o unanticipated issues in integrating the companies' information, communications and other systems;

   o negative impact on employee morale and performance as a result of job changes and reassignments;

   o  loss of customers and key personnel;

   o  difficulty finding, training and retaining employees;

   o unanticipated incompatibility of systems, procedures and operating methods;

   o unanticipated costs in terminating or relocating facilities and operations;

   o  unanticipated costs associated with the purchase of new aircraft; and

   o the effect of complying with any government imposed organizational conflict-of-interest rules.

Mesa may be unable to retain personnel who are key to Mesa's and Atlantic
  Coast's businesses.

      The success of Mesa's operations is dependent, among other things, on Mesa's ability to attract and retain highly qualified professional personnel. Competition for key personnel in the various localities and business segments in which Mesa operates is intense. Mesa's ability to attract and retain key personnel, in particular senior officers, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, who may offer compensation packages that include considerable equity based incentives through stock option or similar programs. These same pressures and concerns also apply to Atlantic Coast's business.

Mesa will incur significant transaction-related costs.

      Mesa expects to incur costs associated with combining the operations of the two companies and transaction fees and other costs related to the Exchange Offer and the Proposed Merger. The majority of these costs will be recorded as a component of the purchase price. This includes anticipated costs of approximately $15 million for transaction related costs. These amounts are preliminary estimates and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of Mesa and Atlantic Coast. Mesa expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction related costs over time. However, we cannot give any assurance that this net benefit will be achieved in the near term, or at all.

Due to conflicting provisions in their respective collective bargaining agreements, integrating the pilots of Mesa and Atlantic Coast may result in unanticipated costs to the combined entity.

      There are conflicting provisions in the collective bargaining agreements between Atlantic Coast, Mesa and their respective pilots. Mesa's collective bargaining agreement with its pilots provides that any Mesa subsidiary must be operated under the terms of the Mesa contract and the Atlantic Coast pilot agreement expressly requires any acquirer to operate Atlantic Coast under the terms of the Atlantic Coast contract. The contracts differ on material terms, including pay and restrictions on types of aircraft flown. Furthermore, the Atlantic Coast pilot agreement provides for an increase in salary in the event of a change in control of Atlantic Coast. Therefore, successfully integrating both pilot groups could result in unanticipated costs to the combined entity.

Risks Related To Our Business

      Our business activities are subject to hazards and risks. The following is a summary of the material risks relating to our business activities. Before tendering your shares of Atlantic Coast common stock in the Exchange Offer, you should carefully consider the material risks described below, as well as the other information contained in this Consent Statement and the documents incorporated by reference in this Consent Statement under the caption "Where You Can Find More Information." If any of the events described below occur, our business, financial condition and/or results of operations could be materially harmed, and you could lose part or all of your investment.

The negative impact of the September 11, 2001, terrorist attacks and the resulting government responses could be material to our financial condition, results of operations and prospects.

      The terrorist attacks of September 11, 2001, were highly publicized. The impact that these events will continue to have on the airline industry in general, and on us in particular, are not known at this time, but are expected to include a substantial impact on our operations due to:

   o A reduction in the demand for air travel in the near and mid-term until public confidence in the air transportation system is restored;

   o An increase in costs due to enhanced security measures and government directives in response to the terrorist attacks;

   o An increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular; and

   o  An increase in airport rents and landing fees.

      In addition, we expect that the general increase in hostilities relating to reprisals against terrorist organizations and the continued threat of further terrorist attacks will continue to negatively impact our revenues and costs in the near and mid-term. The extent of the impact that the terrorist attacks and their aftermath will have on our operations, and the sufficiency of our financial resources to absorb this impact, will depend on a number of factors, including:

   o The adverse impact that terrorist attacks, and the resulting government responses, will have on the travel industry and the economy in general;

   o The potential increase in fuel costs and decrease in availability of fuel if oil-producing countries are affected by the aftermath of the terrorist attacks, including the government's responses, and our ability to manage this risk in connection with that part of our operations where our fuel costs are not reimbursed by our code share partners under the terms of our code share agreements;

   o Our ability to reduce our operating costs and conserve financial resources, taking into account the cost increases (including significant increases in the cost of aviation insurance) expected to result from the aftermath of the terrorist attacks and the government's responses;

   o  Any resulting decline in the value of the aircraft in our fleet;

   o Our ability to raise additional financing, if necessary, taking into account our current leverage and the limitations imposed by the terms of our existing indebtedness;

   o The number of crew members who may be called for duty in the reserve forces of the armed services and the resulting impact on our ability to operate as planned; and

   o  The scope and nature of any future terrorist attacks.

We are dependent on our agreements with our code share partners.

      We depend on relationships created by our code share agreements. We derive a significant portion of our consolidated passenger revenues from our revenue-guarantee code share agreements with America West, US Airways and United Airlines. We rely on our code share partners to provide numerous services such as reservations, ticketing, route planning, and customer service and ground handling at certain stations. Our code share partners have certain rights to cancel the applicable code share agreements upon the occurrence of certain events or the giving of appropriate notice, subject to certain conditions. Although no notice has been given to date that any party intends to cancel these contracts, there can be no assurance that they will not serve notice at a later date of their intention to cancel, forcing us to stop selling those routes with the applicable partner's code and potentially reducing our traffic and revenue. In addition, our code share agreement with America West allows America West, subject to certain restrictions, to reduce the number of aircraft covered by the code share agreement, provided the requisite notice provisions are met. America West has used this provision to reduce the number of aircraft covered by the code share agreement and there can be no assurance that they will not continue to further reduce the number of covered aircraft.

      In addition, because a majority of our operating revenues are currently generated under revenue-guarantee code share agreements, if any one of them is terminated, our operating revenues and net income could be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. In 2002 and for the nine months ended June 30, 2003, our America West code share agreement accounted for 40% and 45%, respectively, of our consolidated passenger revenues and our US Airways code share agreement accounted for 55% and 50%, respectively, of our consolidated passenger revenues. In addition, in July 2003, Mesa Airlines began operating as United Express under a revenue-guarantee code share agreement with United Airlines. Any material modification to, or termination of, our code share agreements with any of these partners could have a material adverse effect on our financial condition, the results of our operations and the price of our common stock. Should any of our revenue-guarantee code share agreements be terminated, we cannot assure you that we would be able to enter into substitute code share arrangements, that any such arrangements would be as favorable to us as the current code share agreements or that we could successfully fly under our own flight designator code.

If Mesa's code share partners or other regional carriers experience events that negatively impact their financial strength or operations, our operations also may be negatively impacted.

      Mesa is directly affected by the financial and operating strength of our code share partners. Any events that negatively impact the financial strength of our code share partners or have a long-term effect on the use of our code share partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. In the event of a decrease in the financial or operational strength of any of our code share partners, such partner may seek to reduce, or be unable to make, the payments due to us under their code share agreement.

      In addition, our code share partners may reduce utilization of our aircraft. Although there are certain monthly guaranteed payment amounts, there are no minimum levels of utilization specified in the code share agreements. Further, it is possible that if any of our code share partners becomes bankrupt, our code share agreement with such partners may not be assumed in bankruptcy and would be terminated. Any such event could have an adverse effect on our business, financial condition and results of operations. Additionally, United Airlines is currently in bankruptcy, and any agreement between Mesa and United Airlines must be approved by United Airlines' bankruptcy court. Until approval is obtained, any agreement is nonbinding and subject to renegotiation if United Airlines determines that it must seek further reductions in rates or other changes to terms in order to emerge from bankruptcy. In addition, our code share partner US Airways has not been profitable since it emerged from bankruptcy earlier this year.

      In addition, any negative events that occur to other regional carriers and that affect public perception of such carriers generally could also have a material adverse effect on our business, financial condition and results of operations.

Our code share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

      Mesa depends on major airlines like US Airways, America West and United Airlines electing to contract with us instead of purchasing and operating their own regional jets. However, these major airlines possess the resources to acquire and operate their own regional jets instead of entering into contracts with us or other regional carriers. We have no guarantee that in the future our code share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. A decision by US Airways, America West, United Airlines or any other code share partners to phase out our contract-based code share relationships or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our business, financial condition or results of operations. In addition to Mesa Airlines and Air Midwest, Inc., a wholly-owned subsidiary of Mesa, US Airways has similar code share agreements with TranStates Airlines, Chautauqua Airlines and Republic Airlines. Mesa Airlines is currently America West's only code share partner. In addition to Mesa and Atlantic Coast, United Airlines has similar code share agreements with SkyWest, Air Wisconsin and TranStates.

If Mesa experiences a lack of labor availability or strikes, it could result in a decrease of revenues due to the cancellation of flights.

      The operation of our business is significantly dependent on the availability of qualified employees; including, specifically, flight crews, mechanics and avionics specialists. Historically, regional airlines have experienced high pilot turnover from time to time as a result of major air carriers hiring experienced commercial pilots away from regional carriers. Further, the addition of aircraft, especially new aircraft types, can result in pilots upgrading between aircraft types and becoming unavailable for duty during the required extensive training periods. There can be no assurance that we will be able to maintain an adequate supply of qualified personnel or that labor expenses will not increase as a result of a shortage in supply of such workers.

      At September 30, 2003, Mesa had approximately 3,600 employees, a significant number of whom are members of various labor unions, including the Air Line Pilots Association and the Association of Flight Attendants. Our collective bargaining agreement with the Air Line Pilots Association expires in August 2007 and our collective bargaining agreement with the Association of Flight Attendants expires in June 2006. The inability to negotiate acceptable contracts with existing unions as agreements expire or with new unions could result in work stoppages by the affected workers, lost revenues resulting from the cancellation of flights and increased operating costs as a result of higher wages or benefits paid to union members. We cannot predict which, if any, other employee groups may seek union representation or the outcome or the terms of any future collective bargaining agreement and therefore the effect, if any, on our financial condition and results of operations. If negotiations with unions over collective bargaining agreements prove to be unsuccessful, following specified "cooling off" periods, the unions may initiate a work action, including a strike, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will cause our earnings to decrease.

      Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings.

If new airline regulations are passed or are imposed upon our operations, we may incur increased operating costs and a decrease in earnings.

      Laws and regulations, such as those described below, have been proposed from time to time that could significantly increase the cost of our operations by imposing additional requirements or restrictions on our operations. Mesa cannot predict what laws and regulations will be adopted or what changes to air transportation agreements will be effected, if any, or how they will affect us, and there can be no assurance that laws or regulations currently proposed or enacted in the future will not increase our operating expenses and therefore adversely affect our financial condition and results of operations.

      As an interstate air carrier, Mesa is subject to the economic jurisdiction, regulation and continuing air carrier fitness requirements of the Department of Transportation, which include required levels of financial, managerial and regulatory fitness. The Department of Transportation is authorized to establish consumer protection regulations to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier's books, properties and records, to mandate conditions of carriage and to suspend an air carrier's fitness to operate. The DOT also has the power to bring proceedings for the enforcement of air carrier economic regulations, including the assessment of civil penalties, and to seek criminal sanctions.

      Mesa is also subject to the jurisdiction of the FAA with respect to our aircraft maintenance and operations, including equipment, ground facilities, dispatch, communication, training, weather observation, flight personnel and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain an operating certificate, which is subject to suspension or revocation for cause, and provides for regular inspections.

      Mesa incurs substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

      The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of, or maintenance on, all or any of our turboprops or regional jets, for any reason, could negatively impact our results of operations.

      In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Canadair regional jets, at such airports. The imposition of any limits on the use of our regional jets at any airport at which we operate could interfere with our obligations under our code share agreements and severely interrupt our business operations.

Fluctuations in fuel costs could adversely affect our operating expenses and results.

      The price and supply of jet fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, regional production patterns and environmental concerns. Although approximately 89% of our fuel costs for the fiscal quarter ended September 30, 2003, were reimbursed by our code share partners, price escalations or reductions in the supply of jet fuel will increase our operating expenses and, to the extent such fuel costs are not reimbursed by our code share partners, could cause our operating results and net income to decline.

If additional security and safety measures regulations are adopted, we may incur increased operating costs and a decrease in earnings.

      Congress recently adopted increased safety and security measures designed to increase airline passenger security and protect against terrorist acts. Such measures have resulted in additional operating costs to the airline industry. The Aviation Safety Commission's report recommends the adoption of further measures aimed at improving the safety and security of air travel. We cannot forecast what additional security and safety requirements may be imposed on our operations in the future or the costs or revenue impact that would be associated with complying with such requirements, although such costs and revenue impact could be significant. To the extent that the costs of complying with any additional safety and security measures are not reimbursed by our code share partners, our operating results and net income could be adversely affected.

If our operating costs increase as our aircraft fleet ages and we are unable to pass along such costs, our earnings will decrease.

      As aircraft age, the cost of maintaining such aircraft typically increases. Although Mesa tries to insulate itself from the effects of such aging by entering into long-term maintenance agreements with third-party maintenance providers, there can be no assurance that Mesa's cost of maintenance, including costs to comply with aging aircraft requirements, will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations. Because many aircraft components are required to be replaced after specified numbers of flight hours or take-off and landing cycles, and because new aviation technology may be required to be retrofitted, the cost to maintain aging aircraft will generally exceed the cost to maintain newer aircraft.

      The average age of our regional jet fleet is 2.7 years and we believe that, based on the percentage of scheduled flights completed, our aircraft are mechanically reliable. However, there can be no assurance that such aircraft will continue to be sufficiently reliable over longer periods of time. Furthermore, any perception by our major partners that our aircraft are less than completely reliable could have a material adverse effect on our business, financial condition and results of operations.

We depend on Bombardier and Embraer to supply us with the aircraft we need to expand.

      As of November 1, 2003, we are obligated under our code share agreements to place an additional 55 regional jets in service over the next 18 months. The remaining five regional jets are scheduled to be placed into service in fiscal year 2005. We currently have firm orders with Bombardier for an additional 18 regional jets and Embraer for four regional jets. We also have options to acquire an additional 80 Bombardier regional jets that are exercisable through 2008 and 45 Embraer regional jets exercisable through 2009. We are currently negotiating with Bombardier and Embraer for the remaining aircraft to be delivered under our code share agreement. We are also seeking available aircraft in the used market.

      We are dependent on Bombardier and Embraer as manufacturers of these jets and certain factors may limit or preclude our ability to obtain these regional jets, including:

   o The manufacturers could refuse, or may not be financially able, to perform their obligations under the applicable purchase agreement for the delivery of the regional jets; and

   o a fire, strike or other event could occur that affects the manufacturers' ability to completely or timely fulfill their contractual obligations.

      Any disruption or change in the delivery schedule of these regional jets would affect our overall operations and our ability to fulfill our obligations under our code share agreements.

      Our operations could be materially adversely affected by the failure or inability of the manufacturer or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

      The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the fiscal years ended September 30, 2001, 2002 and 2003, our debt service payments, including our line of credit, totaled $23.7 million, $36.7 million and $20.6 million, respectively, and our lease payments totaled $87.4 million, $109.1 million and $131.2, respectively. We have significant lease obligations with respect to our aircraft and ground facilities, which aggregated approximately $2.0 billion at September 30, 2003. As of November 24, 2003, we have taken delivery of 23 Bombardier CRJ-700s and CRJ-900s. Our current growth strategy involves the acquisition of 60 more regional jets between fiscal years 2003 and 2005. We have permanently financed 11 of the 23 Bombardier CRJ-700 and CRJ-900 aircraft already delivered. The other twelve aircraft are the subject of interim financing. In addition, we have commitments in place from Bombardier to provide the permanent debt financing on leveraged leases of 20 aircraft and other commitments for debt and equity for leveraged leases on the final four Embraer deliveries. After that, there is no assurance that we will be able to obtain permanent financing on the interim financed aircraft or that we will be able to obtain financing for future aircraft deliveries. The failure to obtain financing for these aircraft could have a negative impact on our ability to execute our fleet expansion program. If we are able to obtain financing for these aircraft, it will significantly increase our mandatory lease and debt service payments.

      We are working with Bombardier and our financing sources and are evaluating a number of financing proposals and alternatives to ensure our aircraft deliveries will continue as scheduled. Although we have no firm commitments at this time, Bombardier has not given us any indication that they will not continue to deliver aircraft on interim financing as we continue to evaluate our financing proposals and alternatives.

      There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

   o increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

   o limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

   o adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

      If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow our growth.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

      Even though our revenue-guarantee agreements require a fixed amount per month to compensate us for our fixed costs, if our aircraft are underutilized (including taking into account the stage length and frequency of our scheduled flights) we will lose the opportunity to receive a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized.

If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

      Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities, baggage handling and personnel training. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.

If we become involved in any material litigation or any existing litigation is concluded in a manner adverse to us, our earnings may decline.

      We are, from time to time, subject to various legal proceedings and claims, either asserted or unasserted. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources. There can be no assurance regarding the outcome of current or future litigation.

We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.

      If one of our aircraft were to crash or be involved in an accident, we could be exposed to significant tort liability. In this regard, in January, 2003, US Airways Flight 5481, operated by our subsidiary Air Midwest, crashed shortly after takeoff from Charlotte Douglas International Airport en route to Greenville/Spartanburg, South Carolina. In February, 2003, a small single-engine plane managed by our wholly owned subsidiary, MPD, Inc. as part of a pilot training program operated in conjunction with Arizona State University, crashed after take-off in Sedona, Arizona.

      The estates of the passengers from Flight 5481, the Sedona crash or the passengers, or their estates, of any other future aircraft accident may seek to recover damages for death or injury. Although we believe our present insurance coverage is sufficient to cover any claims arising from the crash of Flight 5481 and the Sedona crash, there can be no assurance that the insurance we carry to cover damages arising from any future accidents will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft. To the extent a decrease is associated with our operations not covered by our code share agreements, such a decrease could have a material adverse affect on our business, financial condition or results of operations.

      We are also subject to ongoing investigations by the FAA and the National Transportation Safety Board with respect to the events surrounding the crash of Flight 5481. Although Air Midwest has received no adverse notice to date from either the FAA or NTSB with respect to the findings from their respective investigations, the FAA has the authority to impose civil penalties against Air Midwest should they conclude such penalties are warranted. The imposition of substantial civil penalties, with respect to Flight 5481 or any other aircraft accident, would have a material adverse impact our earnings.

Mesa's business would be harmed if we lose the services of our key personnel.

      Our success depends to a large extent on the continued service of our executive management team. We have employment agreements with certain executive officers, but it is possible that members of executive management may leave us. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

We may experience difficulty finding, training and retaining employees.

      Our business is labor-intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel and we anticipate that our expansion plans will require us to recruit, train and retain a significant number of new employees over the next several years.

      The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and better benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could have a material adverse affect our financial condition, results of operations and the price of our common stock.

Risks Related to Atlantic Coast's Business

A change in control of Atlantic Coast could result in the termination of Atlantic Coast's code share agreements.

      Substantially all of Atlantic Coast's revenue is derived from contracts with its code share partners. The majority of the Atlantic Coast's flights are operated under the United Express or Delta Connection flight designator code. The agreements between Atlantic Coast and both United Airlines and Delta Air Lines provide that United Airlines and Delta Air Lines have the ability to terminate their existing contracts upon a change in control of Atlantic Coast. Mesa has entered into the United MOU in which Mesa will provide or would cause Atlantic Coast to provide for the operation of regional jet and turboprop aircraft in code share and pro-rate service under the United

Express mark in the event that Mesa is successful in its acquisition of Atlantic Coast. Mesa expects that a definitive agreement with United Airlines substantially consistent with the terms of the United MOU will be executed. However, United Airlines is free to negotiate and enter into any agreement with any other regional airline for regional jet service to replace Atlantic Coast's current United Airlines operations and Mesa has no commitment that United Airlines will not do so. Furthermore, Delta Air Lines has informed Atlantic Coast that it may terminate its code share agreement with Atlantic Coast upon a change of control. If a definitive agreement with United Airlines substantially consistent with the terms of the United MOU is not executed, or if Delta Air Lines terminates its code share agreement with Atlantic Coast, a decline in value to the stock of the combined company will ensue. See "Mesa Strategic Plans" beginning on page [ ], for further information.

Atlantic Coast relies on third-party financing to pay for jets that it has contractually committed to purchase, and these financing agreements may be terminated upon a change in control.

      Atlantic Coast has entered into financing agreements in order to pay for aircrafts it has committed to purchase. At least one of these agreements provides that upon a change of control of Atlantic Coast, the financial institution has the right to terminate the agreement and declare all amounts due under the agreement plus interest thereon immediately due and payable. If Atlantic Coast's financing agreements were terminated due to a change in control, the combined company may need to obtain alternative sources of financing. There is no guarantee that the combined company would be able to obtain such financing on commercially reasonable terms. The inability to obtain financing may have an adverse impact on the business, financial condition and results of operations of the combined company.

                                   CONDITIONS

      The Exchange Offer is subject to a number of conditions, which, if not satisfied or, where permissible, waived before or as of the scheduled expiration of the Exchange Offer, may lead Mesa to choose to extend the expiration of the offer or terminate the Exchange Offer. The Exchange Offer is conditioned upon, among other things:

   o there being, prior to the expiration of the Exchange Offer, validly tendered and not properly withdrawn, a number of shares of Atlantic Coast's common stock such that, after giving effect to the Exchange Offer, Mesa owns at least a majority of the total number of outstanding shares of Atlantic Coast common stock on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchanged for Atlantic Coast had been so converted, exercised or exchanged);

   o the registration statement filed by Mesa with respect to the Exchange Offer and the Proposed Merger having been declared effective by the SEC;

   o the Mesa common stock issuable in the Exchange Offer and the Proposed Merger must have been approved for listing on the NASDAQ, subject to official notice of issuance;

   o the expiration or termination of any waiting periods under the Hart-Scott-Rodino Improvements Act of 1976 and any other applicable laws and regulations;

   o the approval of an amendment to Mesa's articles of incorporation to increase its authorized share capital and the approval of the issuance of shares of Mesa common stock pursuant to the Exchange Offer by the stockholders of Mesa;

   o Mesa being satisfied, in its sole discretion, that the poison pill, has been redeemed or invalidated or is otherwise inapplicable to the Exchange Offer and the Proposed Merger;

   o no condition arising that would be expected to have a material adverse effect on Atlantic Coast; wherein it would be, in our good faith and judgment, inadvisable for us to proceed with the Exchange Offer;

   o Mesa being satisfied, in its sole discretion, that, after consummation of the Exchange Offer, the provisions of Section 203 of the DGCL would not prohibit for any period of time, or impose any voting requirement in excess of majority stockholder approval with respect to, the Proposed Merger or any other business combination with Mesa or any affiliate of Mesa;

   o Mesa having entered into an agreement with United Airlines regarding Atlantic Coast's code share agreement substantially consistent with the terms of the United MOU;

   o Delta Air Lines not having terminated, or notified Atlantic Coast or Mesa that it intends to terminate, its code share agreement with Atlantic Coast (other than for performance) and/or having entered into a new code share agreement with Atlantic Coast on commercially reasonable terms acceptable to the parties; and

   o there not being any legal impediments to the consummation of the Exchange Offer or the Proposed Merger.

                              REGULATORY APPROVALS

      The Exchange Offer and Proposed Merger are subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar laws or regulations, as well as all applicable federal securities laws. Mesa intends to take all actions necessary to comply with the regulatory requirements to which the Exchange Offer and Proposed Merger are subject.

      Other than clearance under the antitrust laws applicable to the Exchange Offer and Proposed Merger, and the SEC declaring the effectiveness of the registration statement of which this offer is a part, Mesa is not aware of any license or regulatory permit material to the business of Atlantic Coast and its subsidiaries, on a consolidated basis, that may be materially adversely affected by the acquisition of Atlantic Coast's common stock, or any filing or approval that would be required for the acquisition of Atlantic Coast's common stock. Mesa is unaware of any requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any non-U.S. jurisdiction that is applicable to the Exchange Offer or the Proposed Merger.

                                APPRAISAL RIGHTS

      Atlantic Coast stockholders would not have any appraisal rights in connection with the Exchange Offer. Atlantic Coast stockholders may have appraisal rights in the Proposed Merger. If as a result of the Exchange Offer, Mesa owns at least 90% of the outstanding shares of Atlantic Coast common stock, holders of Atlantic Coast common stock who (a) do not tender their shares into the Exchange Offer and hold common stock at the time Mesa effects the Proposed Merger as a "short-form" merger, (b) do not wish to accept the consideration provided for in that "short-form" merger, and (c) comply with the procedures provided for in Section 262 of the DGCL, will be entitled to have their shares of Atlantic Coast common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the "fair value" of those shares as determined by the court.

      If, as a result of the Exchange Offer, Mesa owns less than 90% of the outstanding shares of Atlantic Coast common stock and effects a "long-form" merger under Delaware law, holders of Atlantic Coast common stock who (a) do not tender their shares into the Exchange Offer and hold common stock at the time Mesa effects the Proposed Merger as a "long-form" merger, (b) do not wish to accept the consideration provided for in that "long-form" merger, and (c) comply with the procedures provided for in Section 262 of the DGCL will be entitled to appraisal rights in the merger if (i) Atlantic Coast common stock is no longer listed on the NASDAQ or another national securities exchange and (ii) Atlantic Coast common stock is held by less than 2001 holders of record.

                              ACCOUNTING TREATMENT

      Mesa's acquisition of Atlantic Coast's common stock would be accounted for under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America, which means that Atlantic Coast's results of operations would be included with Mesa's from the closing date and its consolidated assets and liabilities will be recorded at their fair value at the same date. Mesa expects to be the accounting acquirer as it believes that it satisfies the majority of the requirements of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141") to be considered the accounting acquirer, including, among other factors, the fact that the initial composition of the board of directors of the combined entity will be Mesa directors, senior management of the combined entity will be Mesa employees, Mesa is paying a premium to the stockholders of Atlantic Coast and Mesa is retaining a majority interest on a fully diluted basis of the combined entity following the acquisition.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      In the opinion of Cadwalader, Wickersham & Taft LLP, counsel to Mesa, the exchange of Atlantic Coast shares for Mesa shares pursuant to the Exchange Offer and the Proposed Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, provided that certain factual assumptions are satisfied. Among such factual assumptions are the following: (i) the Exchange Offer and the Proposed Merger are consummated in the manner provided herein, (ii) none of Mesa, Atlantic Coast or any related party acquires or redeems, in connection with the Exchange Offer or the Proposed Merger, shares of Mesa common stock issued to Atlantic Coast stockholders pursuant to the Exchange Offer or the Proposed Merger and (iii) Mesa continues a significant line of Atlantic Coast's business or uses a significant portion of Atlantic Coast's historic business assets in a business.

      Assuming that the Exchange Offer and the Proposed Merger qualify as a reorganization within the meaning of Section 368(a) of the Code, the Exchange Offer and Proposed Merger would likely be tax-free to Atlantic Coast stockholders.

       COMPARISON OF RIGHTS OF HOLDERS OF ATLANTIC COAST COMMON STOCK AND
                          HOLDERS OF MESA COMMON STOCK

      Upon completion of the Exchange Offer and the Proposed Merger, Atlantic Coast stockholders will become stockholders of Mesa, rather than stockholders of Atlantic Coast. Since Mesa is a Nevada corporation, the rights of stockholders of Mesa are governed by the applicable laws of the State of Nevada, including the Nevada General Corporation Law, and by Mesa's charter and by-laws. Since Atlantic Coast is a Delaware corporation, the rights of stockholders of Atlantic Coast are governed by the applicable laws of the State of Delaware, including the Delaware General Corporation Law, and by Atlantic Coast's charter and by-laws. The following summary highlights material differences between the current rights of holders of Mesa's common stock and holders of Atlantic Coast's common stock under the Delaware General Corporation Law and the Nevada General Corporation Law and their companies respective charters and by-laws. This summary is not a complete discussion of the charters and by-laws of Mesa and Atlantic Coast or the stockholders' rights plan of Atlantic Coast and is qualified in its entirety by reference to the specific provisions of these documents, which we incorporate by reference into this Consent Statement. Copies of each company's certificate of incorporation and by-laws and Atlantic Coast's stockholders' rights plan have been filed with the SEC. See "Where You Can Find More Information" on page [ ].


           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------
                            Authorized Capital Stock
--------------------------------------------------------------------------------

Atlantic Coast's certificate of           Under Mesa's articles of
incorporation authorizes Atlantic         incorporation, Mesa's authorized
Coast to issue 130,000,000 shares of      capital stock consists of 75,000,000
voting common stock, 6,000,000            shares of Mesa common stock, no par
shares of Class A non-voting common       value, and 2,000,000 shares of
stock, and 5,000,000 shares of            preferred stock, without par value.
preferred stock.

Atlantic Coast's board of directors       Mesa's board of directors has the
has the authority, without any            authority, without further action by
further vote or action by the             the stockholders, to issue up to
stockholders, to provide for the          2,000,000 shares of preferred stock,
issuance of preferred stock in one        no par value per share, in one or more
or more series and to fix the             classes or series and to fix the
rights, preferences, privileges,          powers, preferences, privileges,
qualifications, limitations and           rights and qualifications, limitations
restrictions thereof, including,          or restrictions thereof and the number
without limitation, dividend rights,      of shares constituting any series or
dividend rates, conversion rights,        the designation of the series.
voting rights, terms of redemption
or repurchase, redemption or
repurchase prices, limitations or
restrictions thereon, liquidation
preferences and the number of shares
constituting any series or the
designation of such series.

As of November 1, 2003, there were        As of November 11, 2003, there were
45,333,310 shares of common stock,        31,719,074 shares of common stock and
no shares of Class A non-voting           no shares of preferred stock issued.
common stock and no shares of
preferred stock outstanding.

           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------
                                  Voting Rights
--------------------------------------------------------------------------------

Each share of Atlantic Coast's            Each outstanding share of common stock
common stock entitles its holder to       entitles its holder to one vote on
one vote on all matters on which          each matter submitted to a vote at a
stockholders are entitled to vote.        meeting of stockholders.

Except as required by law the Class
A non-voting common stock does not
have voting rights except in the
case of a merger, consolidation,
sale of substantially all assets, or
recapitalization or reorganization
where the consideration received on
a per share basis would differ from
that received by the common stock
and except for amendments or waivers
of Article IV (Capital Structure) of
the Atlantic Coast certificate of
incorporation.


                        Notice of Stockholder Proposals
--------------------------------------------------------------------------------

Notice of stockholder proposals at        The Mesa articles of incorporation and
the annual meeting must be either         by-laws do not specify advance notice
(1) specified in the notice of            requirements for the submission of
meeting given by or at the direction      stockholder proposals by Mesa
of the board of directors; (2)            stockholders. However, Mesa
otherwise properly brought before         stockholders must comply with all
the annual meeting by or at the           applicable requirements of the
direction of the president, the           Exchange Act, and all rules and
chairman of the board or by vote of       regulations promulgated thereunder.
a majority of the full board of
directors; or, (3) otherwise brought
before the annual meeting by any
stockholder who is a stockholder of
record on the date of the giving of
the notice pursuant to Section 2.11
of the by-laws who is entitled to
vote at the meeting and who complied
with notice procedures set forth in
the by-laws.

                              Number of Directors
--------------------------------------------------------------------------------

Atlantic Coast's by-laws provide          The Mesa by-laws provide that the
that the number of Atlantic Coast         number of directors shall be fixed by
directors shall be fixed by               a resolution of the board but shall be
resolution of the entire board of         no less than seven. The Mesa's board
directors. Atlantic Coast's board of      is currently composed of eight
directors is currently composed of        members.
nine members.


                                Classified Board
--------------------------------------------------------------------------------

The Atlantic Coast directors are not      Mesa's by-laws provide that the board
divided into classes, and are             may, by a board resolution, classify
elected annually.                         the board into three classes of
                                          directors if the total number of
                                          directors reaches nine or more. To
                                          date, Mesa has not determined to
                                          classify its board.


                              Removal of Directors
--------------------------------------------------------------------------------

The Atlantic Coast by-laws provide        The Mesa by-laws provide that any
that a director may be removed only       director or the entire board of
for cause by the holders of a             directors may be removed, with or
majority

           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------
of shares entitled to vote at any         without cause, by a vote of not less
special meeting of stockholders           than two-thirds of the shares entitled
called for that purpose.                  to vote at a stockholder meeting
                                          expressly called for removal of
                                          directors.

Mesa's counsel has advised us that
this by-law is invalid, and that
under Delaware law the directors of
Atlantic Coast may be removed with
or without cause.


                           Filling of Board Vacancies
--------------------------------------------------------------------------------

The Atlantic Coast by-laws provide        The Mesa articles of incorporation
that any vacancy occurring on the         provide for the Mesa by-laws to govern
board of directors and any newly          the filling of vacancies. The Mesa
created directorship may be filled        by-laws provide that any vacancy shall
by the affirmative vote of the            be filled by a majority vote of the
majority of the remaining members of      remaining directors, though not less
the board or by a plurality of the        than a quorum, or by a sole remaining
votes cast at meeting of                  director.
stockholders.


                            Nomination of Directors
--------------------------------------------------------------------------------

Nominations to the board of               Neither the Mesa articles of
directors may occur at the annual         incorporation nor the Mesa by-laws
stockholders meeting provided that        contain any provisions regarding
the nomination was either (1)             advance notice of nominations of
specified in the notice of meeting        persons for election to the Mesa
given by or at the direction of the       board.
board of directors; (2) otherwise
properly brought before the annual
meeting by or at the direction of
the President, the Chairman of the
Board or by vote of a majority of
the full board of directors; or, (3)
otherwise brought before the annual
meeting by any stockholder of the
Corporation who is a stockholder of
record on the date of the giving of
the notice pursuant to Section 2.11
of the by-laws who is entitled to
vote at the meeting and who complied
with notice procedures set forth in
the by-laws.

Nominations of person for election
to the board of directors may be
made at a special meeting of
stockholders at which directors are
to be elected pursuant to the
Corporation's notice of meeting (1)
by or at the direction of the board
of directors or (2) by any
stockholder of the Corporation who
is a stockholder of record at the
time of giving the notice required
by the by-laws as delivered to the
Secretary at the principal executive
offices of Atlantic Coast not
earlier than the 120th day prior to
such special meeting and not later
than the close of business on the
later of the 90th day prior to such
special meeting or the 10th day
following the day on which public
announcement is first made of the
date of the special meeting and of
the nominees proposed by the board
of directors to be elected at such
meeting.

           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------

                                  Other Matters
--------------------------------------------------------------------------------
                    Calling Special Meetings of Stockholders
--------------------------------------------------------------------------------

Special meeting of stockholders for       The Mesa by-laws provide that special
any purpose or purposes may be            meetings of stockholders may be called
called at any time by the Chairman        by the Chairman of the Board, and the
of the board of directors, by a           Chairman of the Board or the Secretary
majority of the full board of             shall, on written request of two
directors, or by a committee of the       members of the board of directors or
board of directors which has been         of stockholders owning not less than
duly designated by a majority of the      50% of the outstanding voting shares
full board of directors and whose         of the corporation, call a special
powers and authority, as expressly        meeting.
provided in a resolution by a
majority of the full board of
directors, include the power to call
such meetings, but such special
meeting may not be called by any
other person or persons.


                     Stockholder Action By Written Consent
--------------------------------------------------------------------------------

Any action required or permitted to       Mesa's articles of incorporation and
be taken at any annual or special         by-laws are silent as to stockholder
meeting of the stockholders may be        action by written consent. Therefore,
taken without a meeting, without          according to Section 78.320 of the
prior notice and without a vote, if       Nevada General Corporation Law, any
a consent in writing, setting forth       action required or permitted to be
the action so taken, shall be signed      taken at a meeting of stockholders may
by the holders of outstanding stock       be taken without a meeting if, before
having not less than the minimum          or after the action, a written consent
number of votes that would be             thereto is signed by stockholders
necessary to authorize or take such       holding at least a majority of the
action at a meeting at which all          voting power, except that if a
shares entitled to vote thereon were      different proportion of voting power
present and voted. Prompt notice of       is required for such an action at a
the taking of the corporate action        meeting, then that proportion of
without a meeting by less than            written consents is required.
unanimous written consent shall be
given to those stockholders who have
not consented in writing.


                             Business Combinations
--------------------------------------------------------------------------------

Under the DGCL, a majority of the         Under the Nevada General Corporation
outstanding shares is generally           Law, a majority of the outstanding
needed to adopt a plan of merger or       shares is generally needed to adopt a
consolidation. Section 203 of the         plan of merger or consolidation.
DGCL prohibits a Delaware                 Pursuant to Nevada law, Mesa has
corporation which has a class of          elected in its articles of
stock which is listed on a national       incorporation to be exempted from
stock exchange or which has 2,000 or      Sections 78.411 to 78.444 of the
more stockholders of record from          Nevada General Corporation Law,
engaging in a business combination        inclusive, which restrict the ability
with an interested stockholder            of a resident domestic corporation to
(generally, the beneficial owner of       engage in any combination with an
15% or more of the corporation's          interested stockholder for three years
outstanding voting stock) for three       after the interested stockholder's
years following the time the              date of acquiring the shares that
stockholder became an interested          cause such stockholder to become an
stockholder, unless, prior to that        interested stockholder unless the
time, the corporation's board of          combination or the purchase of shares
directors approved either the             by the interested stockholder on the
business combination or the               interested stockholder's date of
transaction that resulted in the          acquiring the shares that cause such
stockholder becoming an interested        stockholder to become an interested
stockholder, or if at least               stockholder is approved by the board
two-thirds of the outstanding shares      of directors of the resident domestic
not owned by that interested              corporation before that date. If the
stockholder approve the business          combination was not previously
combination, or if, upon becoming an
interested stockholder, that
stockholder owned at least 85% of
the

           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------

outstanding shares (excluding those       approved, the interested stockholder
held by officers, who are also            may effect a combination after the
directors and some employee stock         three-year period only if such
plans).                                   stockholder receives approval from a
                                          majority of the disinterested shares
                                          or the offer meets various fair price
                                          criteria. For purposes of the
                                          foregoing provision, "resident
                                          domestic corporation" means a Nevada
                                          corporation that has 200 or more
                                          stockholders and "interested
                                          stockholder" means any person, other
                                          than the resident domestic corporation
                                          or its subsidiaries, who is (1) the
                                          beneficial owner, directly or
                                          indirectly, of ten percent or more of
                                          the voting power of the outstanding
                                          voting shares of the resident domestic
                                          corporation; or, (2) an affiliate or
                                          associate of the resident domestic
                                          corporation and at any time within
                                          three years immediately before the
                                          date in question was the beneficial
                                          owner, directly or indirectly, of ten
                                          percent or more of the voting power of
                                          the outstanding shares of the
                                          corporation.


                           Stockholders' Rights Plan
--------------------------------------------------------------------------------

Atlantic Coast has entered into a         Mesa has not adopted a stockholders'
Rights Agreement, dated January 27,       rights plan.
1999, between Atlantic Coast and
Continental Stock Transfer & Trust
Company, as rights agent, pursuant
to which Atlantic Coast has issued
rights exercisable upon the
occurrence of certain events, to
purchase its Series B Junior
Participating Preferred Stock.


                     Amendment of Organizational Documents
--------------------------------------------------------------------------------
                          Certificate of Incorporation
--------------------------------------------------------------------------------

The corporation reserves the right        Under the Nevada General Corporation
to amend, alter, change, or repeal        Law, unless the articles of
any provision contained in the            incorporation or by-laws provide
certificate of incorporation in the       otherwise, amendments to the articles
manner prescribed by the laws of the      of incorporation generally require the
State of Delaware.                        approval of the holders of a majority
                                          of the outstanding stock entitled to
                                          vote thereon, and if such amendments
                                          would increase or decrease the number
                                          of authorized shares of any class or
                                          series, the holders of the outstanding
                                          shares of a class shall be entitled to
                                          vote as a class to approve the
                                          amendment. Mesa's articles of
                                          incorporation or by-laws do not
                                          contain any provisions modifying the
                                          statute.

           Atlantic Coast                                Mesa
----------------------------------------  --------------------------------------
                                     By-laws
--------------------------------------------------------------------------------

The Atlantic Coast by-laws may be         The Mesa by-laws may be altered,
altered or repealed, and new by-laws      amended or new by-laws may be adopted
made, by the board of directors, but      by a vote of the majority of the board
the stockholders may make additional      of directors.
by-laws and may alter and repeal any
by-laws whether adopted by them or
otherwise.

--------------------------------------------------------------------------------

                              FINANCIAL INFORMATION

          SELECTED HISTORICAL FINANCIAL DATA OF MESA AND ATLANTIC COAST

      We are providing the following selected financial information to assist you in analyzing the financial aspects of the Exchange Offer and the Proposed Merger. We derived the financial information presented for Mesa for the nine-month periods ended June 30, 2003, and 2002 from Mesa's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2003, and 2002, respectively. We derived the financial information presented for Mesa for each of the five years for the period ended September 30, 2002 from Mesa's Annual Report on Form 10-K for each of those years.

      Mesa has a fiscal year end of September 30 and Atlantic Coast has a calendar year end of December 31. Because Mesa and Atlantic Coast use different accounting periods, their financial statements may not be comparable. This may be further impacted by the seasonal fluctuations experienced by the airline industry. We derived the financial information presented for Atlantic Coast for the nine-month periods ended, September 30, 2003, and 2002 from Atlantic Coast's Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2003, and 2002, respectively. We derived the financial information presented for Atlantic Coast for each of the five years for the period ended December 31, 2002 from Atlantic Coast's Annual Report on Form 10-K for each of those years.

      You should read the financial information with respect to Mesa and Atlantic Coast in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Mesa and Atlantic Coast with the SEC, which we have incorporated by reference into this Consent Statement. See "Where You Can Find More Information," on page [ ].

              Mesa Selected Historical Consolidated Financial Data

                                                       As of and for the
                                                         Nine Months
                                                        Ended June 30,            As of and for the Year Ended September 30,
                                                       -----------------    -----------------------------------------------------
                                                        2003(6)   2002       2002(1)    2001(2)     2000(3)   1999(4)    1998(5)
                                                       --------- ------     ---------  --------    --------- ---------  ---------
                                                                      (dollars in millions, except per share amounts)
                                                       --------------------------------------------------------------------------
Consolidated Income Statement Data:
  Total operating revenues ............................  $424      $365        $497       $523       $472       $405       $495
Operating Income (loss) ...............................    33        22          (6)       (71)        42          2        (39)
  Net income (loss) ...................................    17        12          (9)       (48)        59        (13)       (50)
  Income (loss) per common share - basic .............. $0.55     $0.35      $(0.28)    $(1.50)     $1.78     $(0.40)    $(1.50)
  Income (loss) per common share - diluted ............ $0.54     $0.34      $(0.28)    $(1.50)     $1.77     $(0.40)    $(1.50)
Consolidated Balance Sheet Data:
  Total assets ........................................  $451      $399        $352       $424       $387       $404       $484
  Short-term debt (including current maturities) ......    11        53          19         73         45        121         36
  Long-term debt ......................................   200       112         110        118        136        114        245
  Shareholders' equity ................................  $105      $115         $89       $103       $145        $96       $109

-----------------------

      (1) Net loss in fiscal 2002 includes the effect of impairment and restructuring charges of $26.7 million (pretax).

      (2) Net loss in fiscal 2001 includes the effect of impairment and restructuring charges of $80.9 million (pretax).

      (3) Net earnings in fiscal 2000 include the cumulative effect of the accounting change from the accrual method to the direct expense method for maintenance costs of $18.1 million (pretax) and the benefit of reversing a valuation allowance for deferred tax assets of $21.9 million.

      (4) Includes Mesa as of and for the twelve months ended September 30, 1999 and CCAir as of and for the twelve months ended September 30, 1999. Net loss in fiscal 1999 includes the effect of impairment and restructuring charges of $28.9 million (pretax) and the reversal of a previous charge for the cancellation of the UAL code share agreement of $14.0 million (pretax).

      (5) Includes Mesa as of and for the twelve months ended September 30, 1998 and CCAir as of and for the twelve months ended December 31, 1998.

      (6) Net income in the nine months ended June 30, 2003 includes the effect of impairment and restructuring charges of $1.1 million (pretax) and the reversal of CCAir impairment and restructuring charges of $12.0 million (pretax) due to the dissolution of CCAir in the second quarter of fiscal 2003, and the Company's determination, after consultation with counsel, that the Company is not liable for such obligations of CCAir.

         Atlantic Coast Selected Historical Consolidated Financial Data

                                                       As of and for the
                                                       Nine Months Ended
                                                         September 30,             As of and for the Year Ended December 31,
                                                       -----------------   ---------------------------------------------------------
                                                         2003     2002      2002(1),(3) 2001(1),(3) 2000(1)   1999(4)    1998(2)
                                                       -------- --------   ------------ ----------- -------   -------    -------
                                                                      (dollars in millions, except per share amounts)
                                                       -----------------------------------------------------------------------------
Consolidated Income Statement Data:
  Total operating revenues ................              $652      $556         $761       $583      $453        $347       $290
Operating Income ..........................               118        65           63         44        24          49         53
  Net Income ..............................                69        40           39         34        15          28         30
  Income per common share - basic (5)......             $1.53     $0.89        $0.87      $0.79     $0.38       $0.75      $0.84
  Income per common share - diluted (5)....             $1.52     $0.87        $0.85      $0.76     $0.36       $0.66      $0.71
Consolidated Balance Sheet Data:
  Total assets ............................              $726      $539         $575       $452      $383        $294       $228
  Short-term debt (including current
  maturities) .............................                 9         6            6          6         6           6          5
  Long-term debt ..........................               108        56           54         61        67          93         65
  Shareholders' equity ....................              $345      $270         $275       $221      $168        $126       $110

------------

      (1) In 2002, Atlantic Coast recorded an operating charge of $24,539,000 ($14,822,000 net of income tax benefits) for the non-discounted value of future lease and other costs associated with the early retirement of 18 J-41 turboprop aircraft. In the second quarter of 2002, Atlantic Coast revised the retirement schedule for its leased J-41s. Included in the operating charge for 2002 was a credit of $4,763,000 ($2,877,000 net of income tax benefits) to reverse a portion of the operating charge booked in 2001. In addition, in 2002 Atlantic Coast reversed the remaining portion of the original 2000 operating charge of $208,000. In 2001, Atlantic Coast recorded an operating charge of $23,537,000 ($14,005,000) net of income tax benefits) for the non-discounted value of future lease and other costs associated with the early retirement of nine J-41 turboprop aircraft. In 2000, Atlantic Coast recorded an operating charge of $28,996,000 ($17,398,000 net income tax benefits) for the present value of 28 J-32 turboprop aircraft. Upon completion of the J-32 retirement plan in 2001, Atlantic Coast reversed $500,000 of the original 2000 operating charge in 2001.

      (2) In connection with the induced conversion of a portion of the 7% Convertible Subordinated Notes, Atlantic Coast recorded a non-cash, non-operating charge of approximately $1.4 million in 1998.

      (3) In 2002 and 2001, Atlantic Coast recognized $0.9 million and $9.7 million respectively as non-operating income for funds received under the Air Transportation Safety and System Stabilization Act, signed into law by President Bush on September 22, 2001.

      (4) In 1999, Atlantic Coast recorded a charge of $888,000 for the cumulative effect, net of income taxes, of a change in accounting for pre-operating costs in connection with the implementation of Statement of Position 98-5.

      (5) All per share calculations have been restated to reflect the 2-for-1 Common Stock splits effected as dividends distributed on May 15, 1998 and February 23, 2001.

                           Comparative Per Share Data

      In the following table, we present historical per share data for Mesa and Atlantic Coast, combined pro forma per share data for Mesa as of and for the nine months ended June 30, 2003 and as of the year ended September 30, 2002 and equivalent pro forma per share data for Atlantic Coast, as of and for the nine months ended September 30, 2003 and as of and for the year ended December 31, 2002. We present the pro forma per share data for comparative purposes only. The data does not purport to be indicative of (1) the results of operations or financial position which would have been achieved if the Exchange Offer and the Proposed Merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by Atlantic Coast stockholders under Delaware law in connection with the Proposed Merger.

                                                        Atlantic Coast                  Combined Mesa
                                       Mesa Historical  Historical Per    Pro Forma     Pro Forma Per
                                       Per Share Data     Share Data    Adjustments(1)  Share Data(1)
                                       ---------------  --------------  --------------  -------------
                                            Nine Months Ended
                                       ---------------------------
                                         June 30,     September 30,
                                           2003           2003
                                       -------------  ------------
Earnings from continuing operations
   per share of common stock:
   Basic............................       $0.55            $1.53          $(0.94)           $1.14
   Diluted..........................       $0.54            $1.52          $(0.92)           $1.14
Book value per share of common stock:
   Basic............................       $3.31            $7.63          $(2.49)           $8.45
   Diluted..........................       $3.30            $7.61          $(2.49)           $8.42

                                               Year Ended
                                       ---------------------------
                                       September 30,  December 31,
                                           2002           2002
                                       -------------  ------------
Earnings from continuing operations
   per share of common stock:
   Basic............................       $(0.28)          $0.87          $(0.28)           $0.31
   Diluted..........................       $(0.28)          $0.85          $(0.26)           $0.31
Book value per share of common stock:
   Basic............................        $2.72           $6.11          $(0.72)           $8.11
   Diluted..........................        $2.72           $5.98          $(0.75)           $7.95

------------
      (1) Please read "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS," below.

                        COMPARATIVE PER SHARE MARKET DATA

      In the following table we present:

   o the prices per share of Mesa's common stock and Atlantic Coast's common stock as reported on the NASDAQ, as of the close of trading on October 3, 2003, the last trading date prior to the public announcement of Mesa's intention to acquire Atlantic Coast, and

   o the equivalent price per share of Atlantic Coast's common stock, based on the Exchange Ratio of 0.90 (assuming there is no Airbus Penalty Amount).


                                                        Atlantic    Atlantic
                                            Mesa         Coast        Coast
                                         Historical    Historical  Equivalent(1)
                                         ----------    ----------  -------------
As of closing on October 3, 2003
  Price per share of common stock......    $12.55        $9.02       $11.30

------------

(1) We calculated the Atlantic Coast equivalent data by multiplying the applicable Mesa closing price by the Exchange Ratio in the Exchange Offer and the Proposed Merger of 0.90 of a share of Mesa common stock for each share of Atlantic Coast's common stock. The Exchange Ratio of 0.90 assumes there is no Airbus Penalty Amount.

      On [ ], the last trading date prior to the printing of this consent solicitation for which this information was practicably available, the closing prices per share of Mesa common stock and Atlantic Coast common stock, as reported on the NASDAQ, were $[ ] and $[ ], respectively.

      The market prices of shares of Mesa common stock and Atlantic Coast common stock are subject to fluctuation. The actual value of the shares of Mesa common stock that Atlantic Coast stockholders will receive in the Exchange Offer will likely differ from the value illustrated.

           COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Mesa

      Mesa's common stock is listed on the NASDAQ under the symbol "MESA." In the following table, we present the high and low closing sales prices per share of Mesa common stock, as reported on the NASDAQ, for the quarterly fiscal periods presented below. Mesa's fiscal year end is September 30. Mesa has not paid dividends since its formation.


                                                       Mesa Common Stock
                                                  --------------------------
                                                    High             Low
                                                  --------         --------
Fiscal 2002:
First Quarter.................................    $ 7.89           $ 2.80
Second Quarter................................     11.43             7.51
Third Quarter.................................     11.74             7.05
Fourth Quarter................................     10.49             3.62
Fiscal 2003:
First Quarter.................................      7.09             2.71
Second Quarter................................      4.97             3.00
Third Quarter.................................      7.96             4.50
Fourth Quarter................................     13.20             8.42
Fiscal 2004:
First Quarter (through December 5, 2003)......    $12.55           $10.17

      The closing sale price for the shares of Mesa's common stock on October 3, 2003, the last full trading date prior to Mesa's announcement of our intention to acquire Atlantic Coast, was $12.55. The closing sale price on [ ], the last trading date prior to the printing of this consent solicitation for which this information was practicably available, was $[ ]. You are urged to obtain current market quotations.

      As of November 11, 2003, there were 31,719,074 shares of Mesa common stock outstanding and 1,217 holders of record of Mesa's common stock.

Atlantic Coast

      Atlantic Coast's common stock is listed on the NASDAQ under the symbol "ACAI." The following table sets forth the high and low closing sales prices per share of Atlantic Coast's common stock, as reported on the NASDAQ, for the quarterly calendar periods presented below. Atlantic Coast operates on a calendar year reporting basis. Atlantic Coast has not paid dividends since its formation.

                                                Atlantic Coast Common Stock
                                                ---------------------------
                                                   High             Low
                                                  ------          -------
2001:
First Quarter...............................      $23.50          $18.25
Second Quarter..............................       29.99           20.75
Third Quarter...............................       29.16           10.03
Fourth Quarter..............................       24.94           13.61
2002:
First Quarter...............................       29.21           23.05
Second Quarter..............................       24.31           19.57
Third Quarter...............................       19.61            8.69
Fourth Quarter..............................       17.03            8.30
2003:
First Quarter...............................       14.54            5.50
Second Quarter..............................       13.31            6.38
Third Quarter...............................       11.16            7.02
Fourth Quarter (through December 5, 2003)...      $12.68          $ 8.54

      The closing sale price for the shares of Atlantic Coast's common stock on October 3, 2003, the last full trading date prior to the Mesa's announcement of our intention to acquire Atlantic Coast, was $9.02. The closing sale price on [ ], the last trading date prior to the printing of this consent solicitation for which this information was practicably available, was $[ ]. You are urged to obtain current market quotations.

      As of November 1, 2003, there were 45,333,310 shares of Atlantic Coast common stock outstanding, based on publicly available information set forth in Atlantic Coast's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. As of March 3, 2003, there were 176 holders of record of Atlantic Coast's common stock, based on publicly available information set forth in Atlantic Coast's Annual Report on Form 10-K for the year ending December 31, 2002.

         MESA AND ATLANTIC COAST UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined financial statements and explanatory notes have been prepared to give effect to the Exchange Offer and Proposed Merger. The transaction will be accounted for as a purchase business combination.

      Under the terms of the Exchange Offer, Mesa will exchange shares of newly issued Mesa common stock for each issued and outstanding share of Atlantic Coast common stock, upon the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal. Each share of Atlantic Coast common stock may be exchanged for a number of shares of Mesa common stock equal to the Exchange Ratio.

      Mesa will determine the exact Exchange Ratio by subtracting from 0.9 the quotient obtained from (i) dividing the Airbus Penalty Amount, if any, by the number of shares of Atlantic Coast common stock outstanding, as reported by Atlantic Coast in its last filing with the SEC prior to the date which is ten business days before the expiration date of the Exchange Offer; and (ii) then dividing the quotient obtained in (i) by the Mesa Average Market Price.

      In accordance with Article 11 of Regulation S-X under the Securities Act of 1933, an unaudited pro forma condensed combined balance sheet as of June 30, 2003 and unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2003 and the year ended September 30, 2002 have been prepared to reflect the Exchange Offer and Proposed Merger. The following unaudited pro forma condensed combined financial statements have been prepared based upon historical financial statements of Mesa and Atlantic Coast. Mesa's fiscal year end is September 30. Atlantic Coast operates on a calendar year reporting basis. The unaudited pro forma condensed combined financial statements should be read in conjunction with:

   o Mesa's historical audited consolidated financial statements for the year ended September 30, 2002 and its unaudited condensed consolidated financial statements as of and for the nine months ended June 30, 2003; and

   o Atlantic Coast's historical audited consolidated financial statements for the year ended December 31, 2002 and its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2003.

      The unaudited pro forma condensed combined balance sheet was prepared by combining Mesa's historical unaudited consolidated balance sheet as of June 30, 2003 and Atlantic Coast's historical unaudited consolidated balance sheet as of September 30, 2003, adjusted to reflect the Exchange Offer and Proposed Merger, and assumes the merger occurred at June 30, 2003.

      The unaudited pro forma condensed combined statements of operations were prepared using the historical consolidated statements of operations for both Mesa and Atlantic Coast assuming the Exchange Offer and Proposed Merger had occurred on October 1, 2001. The unaudited pro forma condensed combined statement of operations for the nine months ended June 30, 2003 was prepared by combining the historical unaudited consolidated statement of operations of Mesa for the nine-month period ended June 30, 2003 and the historical unaudited consolidated statement of income of Atlantic Coast for the nine months ended September 30, 2003. The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2002 was prepared by combining the historical audited consolidated statement of operations of Mesa for the year ended September 30, 2002 and the historical audited consolidated statement of income of Atlantic Coast for the year ended December 31, 2002. The unaudited pro forma condensed combined statements of operations give effect to the impact of purchase accounting adjustments.

      The unaudited pro forma condensed combined financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the merger transaction described above had been consummated at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited pro forma condensed combined financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the Exchange Offer and Proposed Merger or the result of final valuations of tangible and intangible assets and liabilities.

      Because of the proximity of this consent solicitation to the date of the announcement of our Exchange Offer and Proposed Merger, the process of valuing Atlantic Coast's tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the very preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. Following closing of the Exchange Offer and Proposed Merger, we will finalize the process of determining the fair value at the date of acquisition of the tangible and intangible assets and liabilities of Atlantic Coast. As a result of this process, a portion of the amount classified in the unaudited pro forma condensed combined financial statements as tangible and identified tangible assets and liabilities acquired, which in accordance with Statement of Financial Accounting Standards No. 142, will be amortized based on their estimated fair values at the date of acquisition, may be reclassified to goodwill, which is not amortized. For an illustration of how this will be done, see note 2 of the "Notes to Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page [ ].

      The Exchange Offer and Proposed Merger have not been consummated as of the preparation of these unaudited pro forma condensed combined financial statements.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                             As of June 30, 2003 (1)

                                 (in thousands)


                                              Atlantic    Pro Forma   Pro Forma
            Assets                Mesa       Coast (8)   Adjustments  Combined
------------------------------  --------     ---------   ----------- -----------
Current assets:
Cash and cash equivalents       $109,570      $13,925    $(15,000)(3)  $ 94,928
                                                           13,567 (2)
Marketable securities              3,989      211,720                   215,709
Restricted cash                   40,019            -                    40,019
Receivables, primarily
  traffic - net                   23,818       26,082                    49,900
Expendable parts and
  supplies                        21,753       17,210                    38,963
Aircraft and parts held           14,203            -                    14,203
  for sale
Prepaid expenses and
  other current assets            26,339       89,130                   115,469
Deferred income taxes             14,069       12,001                    26,070
                                --------     --------    ----------- ----------
Total current assets             253,760      370,068     (28,567)      595,261
Restricted cash                        -       14,816                    14,816
Property, plant and
  equipment, net                 137,904      287,922                   425,826
Goodwill, net                          -        1,730      (1,730)(2)         -
Intangibles, net                       -            -     181,741 (2)   181,741
Lease and equipment
  deposits                        26,594       44,210                    70,804
Deferred income taxes             20,721            -                    20,721
Other assets                      11,746        7,129      (2,958)(2)    15,917
                                --------     --------    ----------- ----------
Total assets                    $450,725     $725,875    $148,486    $1,325,086
                                ========     ========    =========== ==========
Liabilities and
  Stockholders' Equity
Current liabilities:
Current portion of
  long-term debt                 $10,647       $8,582                   $19,229
Accounts payable                  27,723       20,029                    47,752
Air traffic liability              3,896        2,568                     6,464
Accrued compensation               3,963       32,173                    36,136
Other accrued expenses            36,808       55,355                    92,163
                                --------     --------    ----------- ----------
Total current liabilities         83,037      118,707                   201,744
Long-term debt                   199,929      107,710                   307,639
Deferred credits                  59,768      102,022                   161,790
Deferred tax liability                 -       40,206                    40,206
Other noncurrent
  liabilities                      3,009       11,788                    14,797
                                --------     --------    ----------- ----------
Total liabilities                345,743      380,433                   726,176
                                --------     --------    ----------- ----------
Minority interest                    437                                    437
                                --------     --------    ----------- ----------
Stockholders' equity:
Common stock                     112,813        1,008     493,928 (2)   606,741
                                                           (1,008)(6)
Additional paid-in capital             -      116,511    (116,511)(6)         -
Accumulated other
  comprehensive income                24           15         (15)(6)        24
Retained Earnings
  (accumulated deficit)           (8,292)     227,908    (227,908)(6)    (8,292)
                                --------     --------    ----------- ----------
Total stockholders' equity       104,545      345,442     148,486       598,473
                                --------     --------    ----------- ----------
Total liabilities and
  stockholders' equity          $450,725     $725,875    $148,486    $1,325,086
                                ========     ========    =========== ==========

   See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
           Statements, which are an integral part of these statements.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                   For the Nine Months Ended June 30, 2003 (1)
                      (in thousands, except per share data)

                                             Atlantic    Pro Forma     Pro Forma
                                 Mesa        Coast(5)  Adjustments(7)  Combined
                               ----------   ---------- --------------  ---------
Total operating revenues       $424,481     $652,375                  $1,076,856

Operating expenses:
Flight Operations               157,203      257,524                     414,727
Fuel                             80,045      107,428                     187,473
Maintenance                      84,423       62,967                     147,390
Aircraft and traffic
  servicing                      37,981       37,803                      75,784
Promotion and sales               6,154       17,949                      24,103
General and administrative       28,355       63,960                      92,315
Depreciation and
  amortization                    8,026       20,899         9,087 (2)    38,012
Impairment and
  restructuring charges         (10,957)     (34,586)                    (45,543)
                                -------      -------        ----------   -------
Total operating expenses        391,230      533,944         9,087       934,261
                                -------      -------        ----------   -------
Operating income                 33,251      118,431        (9,087)      142,595

Other (income) expense - net      5,240        1,377                       6,617
                                -------      -------        ----------   -------
Income before income taxes
  and minority interest          28,011      117,054        (9,087)      135,978
Income taxes (benefit)           10,728       47,992        (3,480)       55,240
Minority interests                   (5)           -                          (5)
                                -------      -------        ----------   -------
Net income                      $17,278      $69,062        (5,607)      $80,733
                                =======      =======        ==========   =======
Net income per common share
  - basic                         $0.55                                    $1.14
                                =======                                  =======
Net income per common share
  - diluted                       $0.54                                    $1.14
                                =======                                  =======
Weighted average shares used
  to calculate earnings per
  common share amounts:
Basic                            31,557                     39,299 (4)    70,856
                                =======                     ==========   =======
Diluted                          31,720                     39,385 (4)    71,105
                                =======                     ==========   =======

   See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
           Statements, which are an integral part of these statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                  For the Year Ended September 30, 2002 (1)
                    (in thousands, except per share data)

                                             Atlantic    Pro Forma     Pro Forma
                                 Mesa        Coast(5)  Adjustments(7)  Combined
                               --------     ---------  -------------- ----------
Total operating revenues       $496,783     $760,524                  $1,257,307

Operating expenses:
Flight Operations               184,301      315,409                     499,710
Fuel                             78,200      115,801                     194,001
Maintenance                     100,037       72,233                     172,270
Aircraft and traffic
  servicing                      46,057       43,805                      89,862
Promotion and sales              12,547       19,994                      32,541
General and administrative       44,256       85,163                     129,419
Depreciation and
  amortization                   10,932       21,155     12,116(2)        44,203
Impairment and
  restructuring charges          26,675       24,331                      51,006
                               --------     ---------  -------------- ----------
Total operating expenses        503,005      697,891     12,116        1,213,012
                               --------     ---------  -------------- ----------
Operating income (loss)          (6,222)      62,633    (12,116)          44,295

Other (income) expense - net      7,302       (1,792)                      5,510
                               --------     ---------  -------------- ----------
Income (loss) before income
  taxes and minority
  interest                      (13,524)      64,425    (12,116)          38,785
Income taxes (benefit)           (3,632)      25,139     (4,640)          16,867
Minority interests                  583                                      583
                               --------     ---------  -------------- ----------
Net income (loss)               $(9,309)     $39,286     (7,476)         $22,501
                               ========     =========  ============== ==========
Net income (loss) per
  common share - basic           $(0.28)                                   $0.31
                               ========                               ==========
Net income per common share
  - diluted                      $(0.28)                                   $0.31
                               ========                               ==========
Weighted average shares used
  to calculate earnings per
  common share amounts:
Basic                            32,803                  39,099 (4)       71,902
                               ========                ============== ==========
Diluted                          32,803                  40,573 (4)       73,376
                               ========                ============== ==========


   See Accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
          Statements, which are an integral part of these statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

      On October 6, 2003, Mesa proposed to acquire all of the outstanding shares of common stock of Atlantic Coast that Mesa does not already own. Mesa beneficially owns 1,603,529 shares of Atlantic Coast common stock, representing approximately 3.5% of the outstanding shares of Atlantic Coast's common stock as of November 1, 2003.

      Under the terms of the Exchange Offer, Mesa will exchange shares of newly issued Mesa common stock for each issued and outstanding share of Atlantic Coast common stock, upon the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal. Each share of Atlantic Coast common stock may be exchanged for a number of shares of Mesa common stock equal to the Exchange Ratio.

      Mesa will determine the exact Exchange Ratio by subtracting from 0.9 the quotient obtained from (i) dividing the Airbus Penalty Amount, if any, by the number of shares of Atlantic Coast common stock outstanding, as reported by Atlantic Coast in its last filing with the SEC prior to the date which is ten business days before the expiration date of the Exchange Offer; and (ii) then dividing the quotient obtained in (i) by the Mesa Average Market Price.

      Mesa will not acquire any shares of Atlantic Coast in the Exchange Offer unless Atlantic Coast stockholders (other than Mesa and its subsidiaries) have validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer a number of shares of Atlantic Coast's common stock such that, giving effect to the Exchange Offer, Mesa owns at least a majority of the total number of outstanding shares of Atlantic Coast on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchanged for Atlantic Coast common stock had been so converted, exercised or exchanged).

      (1) The acquisition of Atlantic Coast by Mesa will be accounted for as a purchase business combination with Mesa to be the accounting acquirer. Mesa expects to be the accounting acquirer as it believes that it satisfies the majority of the requirements of paragraph 17 of SFAS 141 to be considered the accounting acquirer, including, among other factors, the fact that the initial composition of the board of directors of the combined entity will be Mesa directors, senior management of the combined entity will be Mesa employees, Mesa is paying a premium to the stockholders of Atlantic Coaast and Mesa is retaining a majority interest on a fully diluted basis of the combined entity following the acquisition. Mesa has a September 30 year end, while Atlantic Coast has a December 31 year end. For the purpose of these unaudited condensed combined statements of operations, Mesa's results of operations for the nine months ended June 30, 2003 are combined with Atlantic Coast's results of operations for the nine months ended September 30, 2003 and Mesa's year ended September 30, 2002 is combined with Atlantic Coast's results of operations for the year ended December 31, 2002. Mesa's balance sheet as of June 30, 2003 is combined with Atlantic Coast's balance sheet as of September 30, 2003.

      (2) Because of the proximity of this consent solicitation to the date of the announcement of our Exchange Offer and Proposed Merger, the process of valuing Atlantic Coast's tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity is still in the very preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. These unaudited condensed combined pro forma financial statements are not necessarily indicative of the operating results or financial position that would have occurred had the Exchange Offer and Proposed Merger been consummated at the dates indicated, nor necessarily indicative of future operating results.

           The purchase price is estimated as follows (in thousands, except per share data):

Common stock (39.4 million Mesa shares at $12.55 per
  share)                                                             $493,928***
Acquisition and change of control costs                                15,000
Historical Cost of Atlantic Coast shares held by Mesa                  13,567
                                                                  --------------
Total purchase price to be allocated                                  522,495
Net tangible assets acquired at fair value                            522,495*
                                                                  --------------
Costs in excess of net tangible assets of the acquired
  company (Goodwill)                                                 $      0**
                                                                  ==============
* Net tangible assets acquired at fair value is comprised of the following (in thousands):

Atlantic Coast historical net tangible assets at                     $343,712
  September 30, 2003
Tangible and identified intangible assets and liabilities
  acquired                                                            181,741
Write-off debt origination costs                                       (2,958)
                                                                  --------------
Net tangible assets acquired at fair value                           $522,495
                                                                  ==============

            ** Subsequent to the closing of the Proposed Merger, we will be completing a study to determine the allocation of the total purchase price to the various tangible and intangible assets acquired and the liabilities assumed in order to finalize our allocation of the purchase price. We have preliminarily assigned 100% of the value of the excess purchase price to the United Airlines and Delta Air Lines code-share agreements as intangible assets with 15 year lives (the estimated life of the agreements without consideration of extensions thereof). The sensitivity of the valuations regarding the above can be significant. Accordingly, as we conclude our evaluation of the assets acquired and liabilities assumed upon closing the Proposed Merger, allocation of the purchase price among the tangible and intangible assets will be subject to change. Any such change may also impact results of operations. For example, if only 50% of the excess were allocated to intangible assets with a 15-year life, amortization expense would be $4.5 million and $6.1 million for the nine months ended September 30, 2003 and the year ended September 30, 2002, respectively. Additionally, a deferred tax liability may also be recorded.

            *** Due to the nature of the Proposed Merger, a measurement date has not been met and will not occur until sufficient shares have been tendered to make the offer binding. Therefore, the following assumptions were used in computing the purchase price. (1) The number of Mesa shares was based upon the number of Atlantic Coast shares outstanding on November 1, 2003 per the Atlantic Coast Form 10-Q for the period ended September 30, 2003, less the number of shares currently held by Mesa, multiplied by 0.90 (the Exchange Ratio assuming there is no Airbus Penalty Amount). The number of Atlantic Coast shares outstanding does not include options outstanding as approximately 75% of options outstanding have an exercise price greater than the Mesa offer price based on their weighted average exercise price. It is also assumed that Mesa options will be issued as replacement options for any outstanding Atlantic Coast options with exercise prices less than the offer price. (2) The Mesa stock price of $12.55 represents the closing stock price for Mesa the day before Mesa announced its intention to acquire Atlantic Coast. If the number of Atlantic Coast shares was to increase or decrease by 10% or the stock price of Mesa was to increase or decrease by 10%, the purchase price would fluctuate by approximately $49.4 million.

      (3) Represents the direct costs associated with completing the Exchange Offer and Proposed Merger.

      (4) Reflects the impact of redeeming the historical Atlantic Coast weighted average shares outstanding, less the number of shares currently held by Mesa, for 0.90 of a share of Mesa (the Exchange Ratio assuming there is no Airbus Penalty Amount).

      (5) Atlantic Coast reports operating expenses inconsistent with the captions of Mesa. Therefore, the following captions of Atlantic Coast's statements of operations are presented under the following captions of Mesa's statements of operations:


          Atlantic Coast Caption        Corresponding Mesa Caption
       ---------------------------  --------------------------------
       Salaries and related costs     Flight operations
       Aircraft fuel                  Fuel
       Aircraft maintenance and       Maintenance
         materials
       Aircraft rentals               Flight operations
       Traffic commissions            Promotion and sales
       Facility rents and             Aircraft and traffic
         landing fees                   servicing
       Depreciation and               Depreciation and
          amortization                  amortization
       Other                          General and administrative

      (6) Represents the elimination of Atlantic Coast's historical stockholders' equity.

      (7) On June 11, 2003, Mesa issued senior convertible notes due 2023. The notes may be converted into common stock under certain circumstances that are effective September 30, 2003. Therefore, the impact of any conversion would be dilutive to earnings per share. No such dilution is reflected.

      (8) Accrued expenses for Atlantic Coast were allocated to accrued compensation and air traffic liability using a pro rata rate derived from the amounts included in the Notes to Atlantic Coast's financial statements on Form 10-K for the period ended December 31, 2002.

                                   APPENDIX 1

[WHITE CONSENT CARD]                                      [FORM OF CONSENT CARD]


                    PRELIMINARY COPY-- SUBJECT TO COMPLETION
                 SOLICITATION ON BEHALF OF MESA AIR GROUP, INC.

Unless otherwise indicated below, the undersigned, a stockholder of record of Atlantic Coast Airlines Holdings, Inc. ("Atlantic Coast") as of the record date, hereby consents, pursuant to Section 228 of the Delaware General Corporation Law and Section 2.10 of the Atlantic Coast by-laws for all shares of common stock of Atlantic Coast held by the undersigned, to the taking of the following actions without a meeting of the stockholders of Atlantic Coast:


                (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)




------------------------------------------------------------------------------
                            --FOLD AND DETACH HERE--

                                  Appendix 1-1

                                                       DOES NOT
                                          CONSENT       CONSENT      ABSTAIN

1. Remove Kerry B. Skeen, Thomas J.
   Moore, C. Edward Acker, Robert E.
   Buchanan, Susan MacGregor
   Coughlin, Caroline Devine, Daniel
   L. McGinnis, James C. Miller III,
   and William Anthony Rice and any
   director elected or appointed to         [ ]           [ ]          [ ]
   the Atlantic Coast board pursuant
   to a vacancy caused by the
   removal or resignation of any of
   the directors from the Atlantic
   Coast board or any newly-created
   directorships prior to the
   effective time of this
   stockholder action.

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL #1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW:

--------------------------------------------------------------------------------

2. Elect Nathaniel A. Davis, Andre         [ ]           [ ]          [ ]
   V. Duggin, Theodore F. Kahan,
   James R. Link, David T.
   McLaughlin, Peter F. Nostrand,
   and Archille R. Paquette to serve
   as directors of Atlantic Coast
   (or, if any such nominee is
   unable to serve as a director of
   Atlantic Coast due to death,
   disability or otherwise, any
   other person designated as a
   nominee by the remaining nominee
   or nominees).

INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL #2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #2, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

--------------------------------------------------------------------------------

3. Repeal each provision of the
   Atlantic Coast by-laws adopted
   after August 14, 1998 and prior         [ ]           [ ]          [ ]
   to the effective time of the
   stockholder action contemplated
   hereby.

                                  Appendix 1-2

                             THIS PROXY IS REVOCABLE AND WILL BE VOTED AS
                             DIRECTED. IF NO BOX IS MARKED FOR ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED.

                             IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE MARK, SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. THE PROVISIONS OF THE CONSENT STATEMENT DATED [ ], 2003 OF MESA AIR GROUP, INC., ARE INCORPORATED BY REFERENCE. IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

                             Both proposals 1 and 2 must be approved by the holders of record, as of the close of business on the record date, of a majority of the shares of Atlantic Coast common stock then outstanding for either of them to be effective. Proposals 1 and 2 may be adopted and become effective independent of proposal 3 and proposal 3 may be adopted and become effective independent of proposals 1 and 2.

Signature(s)_________________________    Dated___________

      Please sign exactly as the name appears on the stock certificate or on the attached label. If shares are held by joint tenants, both should sign. In case of joint owners, each joint owner must sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please give full title.

------------------------------------------------------------------------------
                            * FOLD AND DETACH HERE *

                                  Appendix 1-3